As filed with the Securities and Exchange Commission on September 29, 1999
                                                   Registration No. 333 - 79901
================================================================================




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM S-2
                                 AMENDMENT NO. 4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933




                               HOMEFED CORPORATION
             (Exact name of Registrant as specified in its charter)


           DELAWARE                                             33-0304982
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)


                                                        PAUL J. BORDEN
       1903 WRIGHT PLACE                               1903 WRIGHT PLACE
           SUITE 220                                       SUITE 220
  CARLSBAD, CALIFORNIA 92008                       CARLSBAD, CALIFORNIA 92008
        (760) 918-8200                                  (760) 918-8200
(Address, including zip code and             (Name, address, including zip code,
  telephone number, including                  and telephone number, including
   area code of registrant's                   area code, of agent for service)
  principal executive offices)

                                   Copies to:

                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

                          ----------------------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                          ----------------------------

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box. [ ]

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                                 --------------

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                                 --------------

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                                 --------------

         If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

           THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================



449676 v. 30

This information in this prospectus is not complete and may be changed. We may not distribute these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.





                 Subject to completion, dated September 29, 1999







           PROSPECTUS




                                50,675,812 SHARES
                               HOMEFED CORPORATION
                                  COMMON STOCK



                     o For each common share of Leucadia National Corporation that you owned on August 25, 1998, you will receive approximately 0.79 shares of HomeFed common stock in the distribution.

                     o You will not have to pay for the HomeFed common stock you receive, will not have to surrender any Leucadia common shares, and will not have to take any other action in order to receive the HomeFed common stock.

                     o         There will be no proceeds from the distribution.

                               HomeFed common stock is traded in the
                     over-the-counter market under the symbol "HFDC" and is not listed on any stock exchange.


                               HOMEFED COMMON STOCK INVOLVES A HIGH DEGREE OF
                     RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 4.


                               NEITHER THE SECURITIES AND EXCHANGE COMMISSION
                     NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.











                               September 29, 1999.

                                TABLE OF CONTENTS


                                                                          PAGE

SUMMARY INFORMATION -- Q&A..................................................1

RISK FACTORS................................................................4

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION.........................13

USE OF PROCEEDS............................................................14

PRICE RANGE OF HOMEFED COMMON STOCK AND DIVIDEND INFORMATION...............14

CAPITALIZATION.............................................................15

SELECTED FINANCIAL DATA....................................................16

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS......................................................18

THE DISTRIBUTION...........................................................24

OUR COMPANY................................................................29

MANAGEMENT ................................................................34

CERTAIN TRANSACTIONS.......................................................36

DESCRIPTION OF HOMEFED COMMON STOCK........................................39

THE TRUST .................................................................42

VALIDITY OF SHARES.........................................................42

EXPERTS ...................................................................42

WHERE YOU CAN GET ADDITIONAL INFORMATION...................................42

                           SUMMARY INFORMATION -- Q&A


WHO IS HOMEFED?

HomeFed invests in and develops residential real estate projects in California. Its principal executive offices are located at 1903 Wright Place, Suite 220, Carlsbad, California 92008 and its telephone number is (760) 918-8200.

WHAT IS BEING DISTRIBUTED?

50,675,812 shares of HomeFed common stock will be distributed, representing approximately 89.6% of the 56,557,826 outstanding shares of HomeFed common stock.

WHO IS ENTITLED TO THE DISTRIBUTION?

The HomeFed common stock will be distributed to you and other Leucadia National Corporation shareholders. This means that if you held Leucadia common shares on August 25, 1998, you will be entitled to a distribution, even if you do not own any Leucadia common shares now or on the date of the distribution.

HOW MANY SHARES OF HOMEFED COMMON STOCK WILL I RECEIVE?

You will receive approximately 0.79 shares of HomeFed common stock for each Leucadia common share you owned on August 25, 1998. You will not receive fractional shares. If the number of shares issued to you would include a fraction of a share, you will receive an amount in cash instead of the fractional share.

DO I HAVE TO DO ANYTHING TO RECEIVE HOMEFED COMMON STOCK IN THE DISTRIBUTION?

No. You will not have to pay any money, surrender any Leucadia common shares or do anything else in order to receive HomeFed common stock in the distribution.

WHO IS MAKING THE DISTRIBUTION?

The distribution is being made by a trust formed by Leucadia for your benefit, as a Leucadia shareholder on August 25, 1998. The trust holds all of the 50,675,812 shares of HomeFed common stock to be distributed in the distribution. The sole business of the trust is to hold this HomeFed common stock and to distribute this HomeFed common stock to you and the other Leucadia shareholders.

HOW DID THE TRUST GET HOMEFED COMMON STOCK?

The trust acquired 4,117,986 shares of HomeFed common stock, agreements to purchase an aggregate of 46,557,826 new shares of HomeFed common stock and the $1,670,100 unpaid portion of the purchase price for these shares from Leucadia. On July 8, 1999, the trust purchased the 46,557,826 new shares of HomeFed common stock pursuant to these stock purchase agreements.

WHEN WILL THE DISTRIBUTION TAKE PLACE?

We will mail certificates for your shares of HomeFed common stock as soon as possible after the date of this document.

WHY DIDN'T THE DISTRIBUTION TAKE PLACE IN AUGUST 1998?

Under the terms of HomeFed's bankruptcy plan of reorganization, which became effective on July 3, 1995, HomeFed could not issue any stock under the stock purchase agreements until after July 3, 1999. Therefore, a direct distribution of HomeFed common stock to Leucadia shareholders in August 1998 was not possible.

WHAT IS THE REASON FOR THE DISTRIBUTION?

The distribution is being made as part of a series of transactions to protect HomeFed's significant tax benefits.

In August 1998, HomeFed needed equity financing to permit it to take advantage of the opportunity to become development manager of San Elijo Hills, a real estate development project in southern California owned by Leucadia. At that time, Leucadia owned 41.2% of the HomeFed common stock, and was willing to purchase additional HomeFed common stock. HomeFed was willing to sell HomeFed common stock to Leucadia, so long as doing so did not jeopardize HomeFed's significant net operating tax loss carryovers. The benefits of these tax loss carryovers could have been adversely affected if too large a change in ownership of HomeFed common stock occurred at any time during any three-year period. Leucadia agreed to increase its equity interest in HomeFed in a manner that would not jeopardize HomeFed's tax benefits, so long as doing so did not also restrict Leucadia's ability to issue and/or repurchase its own securities. Under federal tax laws, as long as Leucadia owned HomeFed common stock, any issuances or repurchases by Leucadia of its own shares would be treated as a corresponding proportionate change in ownership of HomeFed common stock.

To accommodate these tax considerations, as well as the restrictions on our ability to issue shares until after July 3, 1999, Leucadia contributed its interests in HomeFed to the trust and distributed by dividend to Leucadia shareholders all of the interests in the trust. As a result, transactions in Leucadia's stock were unlinked from having any effect on HomeFed's tax benefits.

WHAT WILL HAPPEN TO THE TRUST AFTER THE DISTRIBUTION?

The trust agreement provides that the trust will terminate when the HomeFed common stock is distributed to you and the other Leucadia shareholders.

WILL THE DISTRIBUTION BE TAXABLE?

No. The dividend by Leucadia of interests in the trust resulted in a taxable dividend of $0.1426 for each Leucadia common share owned by you on August 25, 1998. The distribution of HomeFed common stock from the trust will not result in any additional tax to you.

WILL LEUCADIA HAVE ANY RELATIONSHIP WITH HOMEFED FOLLOWING THE DISTRIBUTION?

Yes. Following the distribution, HomeFed and Leucadia will continue to have relationships as a result of agreements entered into and facts existing prior to the distribution. These include:

o Leucadia Financial Corporation, a subsidiary of Leucadia, is the holder of HomeFed's $26,500,000 principal amount collateralized note, which is carried in our financial statements at $20,300,000. Accordingly, Leucadia Financial is HomeFed's principal creditor.

o Leucadia Financial provides administrative services to HomeFed, including the services of HomeFed's President and its Secretary/Treasurer.

o HomeFed is the development manager for the San Elijo Hills residential real estate project. That project is owned by San Elijo Hills Development Company, LLC, a subsidiary of Leucadia.

o San Elijo Hills Development Company has agreed to purchase or to designate an affiliate, such as Leucadia, to purchase approximately $66,100,000 of bonds to be issued by the City of San Marcos, California Redevelopment Agency. These bonds will provide a substantial portion of the financing that will be used to build infrastructure and school facilities serving the San Elijo Hills project.

o Leucadia is an investor in Otay Land Company, LLC, which became a subsidiary of HomeFed effective March 31, 1999 and owns land in southern California. Otay Land Company's net income, if any, will be distributed only to Leucadia, until Leucadia has been paid back its $10,000,000 preferred capital investment, together with a 12% return on its investment. Until Leucadia has been paid in full, we will not receive any distribution from Otay.

o Four of HomeFed's six directors are executive officers of Leucadia or its subsidiaries, and two of these directors, Ian M. Cumming and Joseph S. Steinberg, are directors and principal shareholders of Leucadia. Mr. Cumming is also Chairman of Leucadia and Mr. Steinberg is President of Leucadia.

WILL HOMEFED PAY DIVIDENDS ON ITS STOCK?

No.  HomeFed does not anticipate paying dividends in the foreseeable future.

WILL THE HOMEFED COMMON STOCK BE LISTED ON A STOCK EXCHANGE?

No. HomeFed common stock is not listed on a stock exchange. Trading in HomeFed common stock takes place in the over-the-counter market. We cannot assure you that an active trading market in the shares will develop after the distribution.

                                  RISK FACTORS

           Owning our stock involves risks. You should carefully consider the following risk factors, as well as the other information contained in this prospectus. Additional risks not presently known to us or that we currently deem immaterial also may impair our business operations. In addition, this prospectus contains forward-looking statements that involve risks and uncertainties.

                         RISKS RELATING TO OUR BUSINESS


OUR EMERGENCE FROM BANKRUPTCY IN 1995 AND RECENT CHANGE OF BUSINESS FOCUS MAY MAKE IT DIFFICULT FOR INVESTORS TO EVALUATE OUR BUSINESS AND PROSPECTS.


           HomeFed came out of bankruptcy in July 1995. As a result, we have a limited operating history on which you can base your evaluation of our business and prospects. We have been in the business of developing California real estate since our founding in 1988. However, since August 1998 the focus of our business has changed from the sale to homebuilders of developed and undeveloped lots in bulk to the development of master planned communities. As a result, we expect that our future revenues will be derived from management fees and profit participations related to the development of master planned communities rather than the sale of developed and undeveloped lots. However, we cannot assure you that we will not engage in other activities or businesses that may be unrelated to our current business.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO SUSTAIN LOSSES IN THE FUTURE.

           We have had net losses since emerging from bankruptcy in 1995. For the six-month period ended June 30, 1999, we had a net loss of approximately $2,700,000 and for the year ended December 31, 1998, we had a net loss of approximately $4,300,000. We had an accumulated deficit of approximately $10,700,000 at June 30, 1999. After giving effect to the issuance of common stock to the trust in July 1999, our accumulated deficit became approximately $2,300,000.

OUR EXISTING DEBT MAY ADVERSELY AFFECT OUR FINANCIAL AND OPERATING FLEXIBILITY.

           As of June 30, 1999, we had borrowed $26,500,000 from Leucadia Financial. All of our assets are pledged to collateralize this borrowing. This has important consequences for us, including:

o cash of approximately $1,600,000 per year from operations or other sources will be required to make annual debt service payments prior to maturity of this debt;

o our ability to borrow additional amounts for working capital, debt service requirements, capital expenditures or acquisitions is limited;

o our ability to capitalize on significant business opportunities may be limited and our flexibility to react to changes in competitive pressures and general economic conditions may be reduced;

o we could be at a competitive disadvantage with respect to less highly leveraged companies with which we compete; and

o we may be more vulnerable in the event of a downturn in the economy or a disruption in our business.

           It is unlikely that we will be able to obtain additional financing at favorable rates or at all from sources other than Leucadia Financial because all of our assets are pledged to Leucadia Financial. If we cannot achieve operating profitability or positive cash flows from operating activities, we may not be able to meet our debt service or working capital requirements.

THE LIMITED NATURE OF OUR OPERATION MEANS THAT A FAILURE OF EVEN ONE OF OUR PROJECTS TO PERFORM ADEQUATELY CANNOT BE BALANCED BY RESULTS OF OTHER OPERATIONS. THIS COULD HAVE AN ADVERSE EFFECT ON OUR RESULTS.

           Our operations consist of three real estate development projects, San Elijo Hills, Otay Ranch and Paradise Valley. The San Elijo Hills project is a master planned community of approximately 3,400 homes and apartments, as well as commercial properties located in the City of San Marcos, San Diego County, California. Our Otay Ranch project consists of seven separate non-adjoining parcels totaling 4,800 acres within the larger Otay Ranch master planned community located south of San Diego. Our remaining interest in the Paradise Valley project, a community located in Solano County, California, consists of two clustered housing development sites and a school site totaling approximately 20 acres. We describe these projects more fully under the caption "Our Company."

           We have not received any revenue from the San Elijo Hills and Otay Ranch projects to date. The San Elijo Hills project is actively being developed. As development manager of the San Elijo Hills project, we are entitled to receive marketing, field overhead and management service fees from gross revenues generated by the project. These fees are expected to cover our cost of providing services to the project. San Elijo Hills has contracts to sell approximately 735 lots to various builders. If these sales occur, we will receive fees of approximately $4,389,000 for these services. These fees are expected to cover our costs of providing the services to San Elijo Hills. Through June 30, 1999, our costs for services rendered through that date have been approximately $1,643,000. We expect that significant additional costs will be incurred by us to provide continued services required under the development agreement with respect to these lots. While we expect that some of these sales will occur in 1999, we cannot assure you that any of these sales will actually occur. We are also entitled to a success fee if this project generates sufficient profits. We do not anticipate that we will be paid any success fee in 1999. The fees that we may earn from the San Elijo Hills project are described under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." In October 1998, we acquired our interest in the Otay Ranch project and are investigating how to develop this project. We do not anticipate that the Otay Ranch project will generate revenues in 1999.

THE CONCENTRATION OF OUR OPERATIONS IN CALIFORNIA MAKES OUR BUSINESS SENSITIVE TO CALIFORNIA DEMOGRAPHIC CHANGES AND ECONOMIC CONDITIONS.

           Because our development activities consist exclusively of two projects in southern California, our business depends to a significant degree on relocation by Californians and residents of other states and countries to southern California, in addition to other local market conditions. The concentration of our business in southern California and the fact that the San Elijo Hills project is our only project currently in development increase our vulnerability to regional economic downturns or other events that have a negative effect on our projects. A decline in the California economy could also have an adverse effect on our financial condition.

FLUCTUATING OPERATING RESULTS MAY AFFECT THE MARKET PRICE OF OUR STOCK.

           Because our real estate projects are long term in nature, our business cycle does not correspond to our fiscal year or other reporting periods. As a result, our fiscal year operating results are likely to vary from period to period, even if we were to have a successful project operating as planned, and could vary significantly over the life of any given project.

           A community may generate strong operating results when first presented for sale, whether because of local pent-up demand or other reasons. However, during later periods over the life of the same community, periods of weaker results may occur. In addition to external factors, our revenues and earnings are affected by the volume and price of lots that we bring to market at any given point in time, which reflect, in part, our strategy of developing communities in phases. As a result, the timing and amount of revenues and profits are subject to considerable variation and uncertainty. Because only our San Elijo Hills project is in active development, its impact on our earnings and cash flow is not and, in the future, may not be, balanced by results of other operations, which could have a moderating effect on the variability of our results.

OUR CASH FLOW IS DEPENDENT UPON THE SUCCESS OF THE SAN ELIJO HILLS PROJECT.

           As development manager of the San Elijo Hills project, we will receive marketing, field overhead and management service fees from the project, which are expected to cover our costs of providing services to this project. Our ability to fund the cost of providing services to the San Elijo Hills project after 1999 will depend significantly upon the receipt of fees under the San Elijo Hills development agreement. If the project generates sufficient income, we will also earn a success fee out of the project's net cash flow, up to a maximum amount. All of this is described under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." We are dependent upon the cash flow, if any, generated by the San Elijo Hills project as our principal source of funds in the future.

FAILURE TO OBTAIN FINAL ENVIRONMENTAL APPROVAL OF THE SAN ELIJO HILLS PROJECT COULD AFFECT OUR RESULTS OF OPERATIONS.

           The San Elijo Hills project is subject to final municipal and court approvals of an environmental impact report. A draft of the report is under review by the municipality. Pending finalization and approval of that report by the municipality and the court, the project may be delayed or stopped. We cannot predict when the municipality and the court will act on the report or whether the report will be approved. If the report is not approved, the San Elijo Hills project could be substantially delayed or operations could be permanently closed, delaying or eliminating our fee income and/or profit participation from the San Elijo Hills project. Because we have no other projects in active development, if this happens, we could have difficulty meeting our debt service and working capital requirements.

THE SAN ELIJO HILLS PROJECT'S LOCATION NEXT TO A LANDFILL AND RESOURCE RECOVERY FACILITY MAY AFFECT THE PROFITABILITY OF THE PROJECT AND, AS A RESULT, FEES PAYABLE TO US.

           The San Elijo Hills community is located next to the San Marcos Landfill and the North County Resource Recovery Facility. The landfill ceased accepting waste on March 11, 1997 and its owner is preparing and processing a landfill closure plan with regulatory agencies. The resource recovery facility is not presently processing solid waste and the facility owner lacks a permit from the city that would be needed to operate the facility. The owners of these facilities will provide landscaping and gas collection measures for these sites. We cannot assure you that the landscaping and gas collection measures will be adequate to counteract any quality of life issues resulting from the project's proximity to these sites. As a result, we cannot assure you that the presence of the closed landfill or the unused facility will not have a negative effect on sales of property at San Elijo Hills. A reduced ability to sell property at San Elijo Hills would reduce the fees payable to us as development manager of that project.

THE PROFITABILITY OF THE SAN ELIJO HILLS PROJECT, AND, AS A RESULT, FEES PAYABLE TO US, COULD BE ADVERSELY AFFECTED BY THE OBLIGATION OF SAN ELIJO HILLS DEVELOPMENT COMPANY, THE PROJECT OWNER, TO PURCHASE CITY OF SAN MARCOS REDEVELOPMENT BONDS.

           A substantial portion of the financing for both infrastructure and school facilities serving the San Elijo Hills project is expected to be provided by approximately $66,100,000 principal amount of bonds to be issued by the City of San Marcos Redevelopment Agency. These bonds can be sold to the public; if not, the project owner, which is a subsidiary of Leucadia, will be required to purchase the bonds. The project owner may also designate an affiliate, which could be Leucadia, to purchase the bonds. Approximately $37,000,000 of the proceeds received from the issuance of the bonds will be used to reimburse the project owner for project infrastructure and school site costs.

           If the public offering of these bonds is not successful and the project owner is required to buy these bonds, we have no ability to control whether the project owner will designate an affiliate to make the required purchases. Leucadia has the sole ability to make this determination. If the project owner buys these bonds, it is expected that the project owner will borrow funds from Leucadia in order to finance the purchase. Under the terms of the San Elijo Hills development agreement, all indebtedness to Leucadia in connection with the project must be repaid before any success fee is paid to HomeFed. As a result, the project's cash flow will be required to service the additional debt to Leucadia and, until that additional debt is repaid, we will not receive any success fee. This additional outlay of cash flow by the project could have an adverse effect on our ability to service our existing debt and to meet our working capital requirements.

THE FAILURE OF THE CITY OF SAN MARCOS TO ESTABLISH A COMMUNITY FACILITIES DISTRICT FOR THE SAN ELIJO HILLS PROJECT COULD DELAY DEVELOPMENT OF THE PROJECT AND ADVERSELY AFFECT ITS PROFITABILITY AND, AS A RESULT, FEES PAYABLE TO US.


           The City of San Marcos has agreed to complete proceedings to establish a Community Facilities District that will issue land secured public bonds to finance public infrastructure improvements in the San Elijo Hills project. These bonds are different from the redevelopment agency bonds referred to above. We currently anticipate that the community facilities district will be considered by the City of San Marcos in the fourth quarter of 1999 and, if approved, will be formed and bonds will be authorized in the fourth quarter of 1999. If the City of San Marcos approves a district on terms that are not acceptable to San Elijo Hills or delays beyond March 15, 2000 formation of the district and authorization for these bonds, the profitability of the project will be adversely affected because:


           o          development of the project would be significantly delayed;

           o          future lot prices could be reduced; and

           o the project owner would not be able to deliver lots in accordance with the terms of those contracts that require the community facilities district be formed as contemplated by those contracts. This could result in reduction of the contract price, delays in the closing, or the termination of these contracts

If the profitability of the project is reduced, or the timing of sales is delayed, fees payable to us as development manager of the project could be deferred, reduced or eliminated. This could have an adverse effect on our ability to service our debt and to meet our working capital requirements.

FAILURE BY OTHER OWNERS OR DEVELOPERS TO DEVELOP THE LARGER OTAY RANCH PLANNING AREA COULD AFFECT THE ULTIMATE PROFITABILITY OF OUR INVESTMENT IN OTAY LAND COMPANY.

           Our property in the larger Otay Ranch planning area consists of 1,200 acres of developable land and 3,600 acres of non-developable land. It is part of the 22,900-acre master planned community being developed by several other developers. If any or all of these other developers delay development of, or fail to develop, their properties:

           o          we may be restricted in how we can market our property;

           o the cost of development of our developable property may be increased; or

           o the development of our developable property may be delayed or may become uneconomical.

CONTROL OF HOMEFED BY TWO INDIVIDUALS WILL REDUCE OTHER STOCKHOLDERS' ABILITY TO CONTROL OUR BUSINESS.

           Following the distribution, Messrs. Ian M. Cumming and Joseph S. Steinberg and their families and related trusts will, together, own approximately 28.1% of our common stock. Accordingly, they may be able to elect a majority of the directors and control our management and affairs. This will reduce other stockholders' ability to control our business. In addition, Messrs. Cumming and Steinberg are principal shareholders, directors and the Chairman and President, respectively, of Leucadia.

WE DO NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK.

           We have not paid cash dividends on our common stock since emerging from bankruptcy and do not anticipate paying cash dividends in the foreseeable future. We intend to retain any cash flow to pay expenses, meet debt service requirements and provide for the development and growth of our company.


WE CANNOT PREDICT WHETHER A LIQUID MARKET FOR OUR COMMON STOCK WILL DEVELOP AFTER THE DISTRIBUTION, WHICH COULD ADVERSELY AFFECT YOUR ABILITY TO SELL OUR COMMON STOCK.

           Our common stock has been traded in the over-the-counter market, and is listed on the OTC Bulletin Board under the symbol "HFDC." The market for our common stock is very limited due to the low trading volume and our understanding that no brokerage firms act as market makers for our stock. Since January 1, 1999, a total of 325,700 shares of our common stock were traded according to Nasdaq Trading and Market Services. We cannot assure you that an active trading market for our common stock will develop or, if an active market does develop, the depth of the trading market for the common stock and whether or not it will continue. As a result, the ability to buy and sell shares of our common stock may be limited. Unless an orderly market in HomeFed common stock develops, the price at which the stock trades may fluctuate significantly and may be higher or lower than the price that would be expected for an established issue. The price of HomeFed common stock will be determined in the marketplace and may be influenced by many factors, including:

           o the depth and liquidity of the market for HomeFed common stock;

           o          developments affecting our business generally;

           o          our dividend policy;

           o investor perception of our business and the real estate development industry generally; and

           o          general economic and market conditions.


INVESTING IN LOW-PRICED STOCKS CAN BE RISKY BECAUSE OF REGULATIONS IMPOSED ON BROKER-DEALERS.



           HomeFed common stock is defined as a "penny stock" under the Securities and Exchange Act of 1934 and the rules of the SEC. The Exchange Act and these rules generally define "penny stock" to include any equity security that has a market price less than $5.00 per share. The Exchange Act and these penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than "accredited investors" (generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse), or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker-dealer must determine the suitability of the investment for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must disclose information to customers trading in penny stock transactions, including the actual sale or purchase price, actual bid and offer quotations and the compensation to be received by the broker-dealer and certain associated persons. The broker-dealer must also deliver certain disclosure materials required by the SEC. Consequently, the penny stock rules may affect the ability of broker-dealers to make a market in or trade HomeFed common stock and may also adversely affect your ability to resell any HomeFed common stock you may receive in this distribution.



OUR ABILITY TO USE OUR NET OPERATING LOSS CARRYOVERS, AS WELL AS THE BENEFIT FROM THESE LOSS CARRYOVERS, MIGHT BE LIMITED, WHICH COULD REDUCE THE MARKET VALUE OF OUR COMMON STOCK.

           At December 31, 1998, we had net operating loss carryovers of approximately $266,245,000 available to reduce our future federal income tax liabilities. Approximately $1,000,000 of these net operating loss carryovers will expire if not used in 1999. If we earn taxable income that would permit us to use our loss carryovers, the benefit to us may be reduced because we are subject to the alternative minimum tax rate of 20%.

           Our ability to use these loss carryovers could be lost if we were to experience more than a 50% change in ownership over any three-year period, all as defined and governed by Section 382 of the Internal Revenue Code. Although the trust's purchase of HomeFed common stock and its distribution to you will not result in a prohibited change in ownership for tax purposes, additional future changes, when combined with the significant ownership change that occurred as a result of the trust's purchase, could result in the application of the tax loss limitation rules. If we were to lose the benefits of these loss carryovers, any future earnings and cash resources would be materially and adversely affected.

RESTRICTIONS IN OUR CHARTER ON YOUR ABILITY TO BUY OUR COMMON STOCK COULD REDUCE THE MARKET VALUE OF OUR COMMON STOCK.

           In order to protect our tax loss carryovers, our common stock is subject to transfer restrictions contained in our restated certificate of incorporation. These restrictions are designed to stop anyone from becoming a five percent stockholder, as that term is defined in federal treasury regulations, without approval of our board of directors. If a stockholder attempts to buy stock that would result in that stockholder becoming a five percent stockholder without approval of the board of directors:

           o the stock purchase will only be permitted to the extent the buyer does not become a five percent stockholder;

           o any additional shares that were intended to be purchased will be sold; and

           o the net proceeds from that sale will be used to repay the attempted buyer for the purchase price for the shares that were not permitted to be purchased.

This restriction could reduce the market value of our common stock.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND OUR TRANSFER RESTRICTIONS MIGHT IMPEDE OR DISCOURAGE A THIRD-PARTY ACQUISITION OF OUR COMPANY, WHICH COULD REDUCE THE MARKET VALUE OF OUR COMMON STOCK.

           HomeFed is a Delaware corporation. Anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of our company, even if a change in control would be beneficial to our existing stockholders. Our incorporation under Delaware law, as well as the restrictions on transferability of our common stock contained in our restated certificate of incorporation, could impede a merger, takeover or other business combination involving our company or discourage a potential acquiror from making a tender offer for our common stock. This could reduce the market value of our common stock.

PROPERTY IN CALIFORNIA, SUCH AS OUR PROJECTS, IS AT RISK FROM EARTHQUAKES.

           Although research on earthquake prediction has increased in recent years, it cannot be predicted when and where an earthquake will occur. We do not intend to obtain earthquake insurance for our projects unless required. An earthquake could cause structural damage or destroy our projects, which could have an adverse financial impact on us.

UNDER CALIFORNIA LAW WE COULD BE LIABLE FOR SOME CONSTRUCTION DEFECTS IN HOMES BUILT ON LAND THAT WE DEVELOP.

           California law imposes some liabilities on developers of land on which homes are built. Although we do not expect to build homes ourselves, we are involved in the planning and construction of infrastructure improvements and grading of the entire site. Grading will include cuts, fills and the construction of slopes. Future construction defect litigation could be based on a strict liability theory based on our involvement in the project or it could be related to infrastructure improvements or grading. We maintain insurance and require that our contractors and home builders also maintain insurance. However, we can not assure you that this insurance will be adequate to cover all risks.

                         RISKS RELATING TO OUR INDUSTRY

OUR BUSINESS AND FINANCIAL CONDITION COULD BE ADVERSELY AFFECTED BY REAL ESTATE, ECONOMIC AND OTHER CONDITIONS GENERALLY.

           The real estate industry can be volatile and is affected by changes in national, global and local economic conditions. We may also be affected by events such as employment levels, availability of financing, interest rates, consumer confidence and the demand for housing and other types of construction. We are subject to various risks, many of which are outside our control, including:

           o real estate market conditions both in southern California, where our communities are located, and in areas where potential customers reside;

           o          decreased consumer spending for housing;

           o          changing demographic conditions;

           o          competitive overbuilding;

           o adverse weather conditions and natural disasters, such as earthquakes, mudslides, landslides, hurricanes, tornadoes and wildfires;

           o          delays in construction schedules and cost overruns;

           o          changes in government regulations or requirements;

           o increases in real estate taxes and other local government fees; and

           o          availability and cost of land, materials and labor.

           A negative development caused by any of these factors could have a material adverse effect on our financial condition.

OUR BUSINESS IS SENSITIVE TO INTEREST RATES AND THE ABILITY OF CONSUMERS TO OBTAIN MORTGAGE FINANCING WHICH COULD REDUCE OUR REVENUES.

           The builders who purchase land from us generally sell that land with buildings or other improvements to purchasers of homes. The ability of these ultimate buyers to finance their purchases is generally dependent on their personal savings and availability of third party financing. As a result, demand for housing and consequently, the land that we sell, will be adversely affected by increases in interest rates, unavailability of mortgage financing, increasing housing costs and unemployment levels. Levels of income and savings, including retirement savings, available to home purchasers can be affected by declines in the capital markets. If mortgage interest rates increase or the capital markets decline or undergo a major correction, the ability of prospective buyers to purchase homes will be adversely affected. This may affect our customers' sales and have an adverse effect on our financial condition.

WE FACE SIGNIFICANT COMPETITION FROM OTHER REAL ESTATE DEVELOPERS AND HOMEBUILDERS, WHICH MAY HAVE AN ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

           Our planned community development and other real estate operations face substantial competition. Some of our current and potential competitors have longer operating histories and greater financial, sales, marketing, technical and other competitive resources. Competition may have an adverse effect on our financial condition.

INCREASED DEVELOPMENT COSTS BEYOND OUR CONTROL COULD ADVERSELY AFFECT OUR PROFITABILITY.

           Changes in development plans and specifications, delays due to compliance with governmental requirements or imposition of fees not yet levied, or other delays resulting from adverse weather, strikes or energy shortages, shortages of material for construction, inflation, environmental, zoning, title or other legal matters, as well as other unknown contingencies could cause development costs to exceed the amounts produced by any project. In the event that costs exceed funds available, our ability to complete development of projects or to otherwise perform our commitments under development agreements will depend upon our ability to supply additional funds. We cannot assure you that we will have adequate funds available for that purpose. Because we are largely funded by borrowings, any delays in development may have an adverse impact on the cash flow and long-term success of HomeFed.

THE EXTENDED TIME FRAME FROM THE DATE OF AN INVESTMENT IN A PROJECT UNTIL ITS EXPECTED PROFITABILITY MAKES OUR BUSINESS RISKY.

           Our communities will be developed over time. Therefore, our medium- and long-term profitability will be dependent on our ability to develop and market our projects successfully. Committing the financial and managerial resources to develop a community involves significant risks. Before a community generates any revenues, material expenditures are required, among other things, to obtain development approvals, to construct project infrastructure, recreation centers, model homes and sales facilities and, where opportunities are suitable and appropriate, to acquire land. It generally takes several years for a community under development to achieve cumulative positive cash flow. We cannot assure you that we will be able to successfully develop and market our communities. An inability to develop and market our communities successfully and to generate positive cash flows from these operations in a timely manner would have an adverse effect on our ability to service debt and to meet our working capital requirements.

UNINSURED LOSSES COULD CAUSE US TO LOSE ALL OR PART OF OUR INVESTMENT IN OUR PROJECTS.

           Insurance against certain risks, such as earthquakes and/or floods, may be unavailable or only available at very high rates or in amounts that are less than the full market value or replacement cost of our projects. In addition, there can be no assurance that particular risks that are currently insurable will continue to be insurable on an economical basis or that current levels of coverage will continue to be available. If a loss occurs that is partially or completely uninsured, we could lose all or part of our investment.

LAWS AND GOVERNMENTAL REGULATIONS MAY DELAY COMPLETION OF OUR PROJECTS AND IMPOSE LIABILITY FOR HAZARDOUS MATERIALS PRESENT ON OUR PROPERTIES WHICH COULD ADVERSELY AFFECT OUR PROFITABILITY.

           Our business is subject to extensive federal, state and local regulation. Governmental agencies have broad discretion in administering these regulations, including "no growth" or "slow growth" policies. This can prevent, delay or significantly increase the costs of our developments. Compliance with environmental regulations may significantly increase the costs of our projects. Various governmental approvals and permits are required throughout the development process, and we cannot assure you that we will receive or will receive in a timely fashion these approvals or permits. If we incur substantial compliance costs or delays and other regulatory burdens this could have a material adverse effect on our operations.

           Various federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances released on a property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the release of the hazardous substances. Although we will try to become aware of any environmental problem with regard to any property before committing to manage or acquire it, the occurrence of health problems or other dangerous conditions caused by other work on the property may only become apparent after a lengthy period of time.

As a result, we cannot assure you that there are no environmental risks with respect to any properties that we own or manage. The presence of any of these hazardous substances at one or more of our properties, and responsibility for the removal or remediation of any substances, may result in significant cost to us.

           In addition, the construction of improvements on property that we own or manage may be adversely affected by regulatory, administrative, enforcement or requirements of local, state or federal agencies affecting the use of the property for its intended purpose including, without limitation, habitat conservation or the protection of threatened or endangered species of plants and animals, and land use controls. Restrictions may also relate to air and water quality standards, noise pollution and indirect environmental impacts, such as increased motor vehicle activity. Changes in policies may result in substantial delays or the imposition of new conditions or restrictions on the ability to obtain permits and approvals for a project, which could have a material adverse effect on our operations.

DAMAGE TO PROPERTY OR CONDEMNATION IS A RISK OF OWNING OR DEVELOPING PROPERTY.

           During the term of a project, the property that we own or manage may be damaged. We, or the project owner, could incur liability in connection with the improvement of the property, or all or a portion of the property could become subject to an eminent domain or inverse condemnation action.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

           The statements contained or incorporated by reference in this prospectus that are not historical facts are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements include all discussions of strategy as well as statements that contain forward-looking expressions such as "believe," "estimate," "expect," "intend," "may," "will," "should," or "anticipate." In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Furthermore, forward-looking statements may be included in our filings with the SEC as well as in press releases or oral presentations made by or with the approval of one of our authorized executive officers.

           We caution you to bear in mind that forward-looking statements, by their very nature, involve assumptions and expectations and are subject to risks and uncertainties. Although we believe that the assumptions and expectations reflected in the forward-looking statements contained in this prospectus are reasonable, no assurance can be given that those assumptions or expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in this prospectus, including under the caption "Risk Factors." These factors include, but are not limited to, the following:

           o deteriorating general economic conditions in the United States or in southern California, in particular, because that is where our current projects are located,

           o decreased consumer spending, particularly among those consumers who drive sales by builders that comprise our primary customer base, and

           o increased competition from other developers, including developers with more resources than we have.

           All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors and the cautionary statements contained throughout this prospectus. Additional information on factors that may affect the business and financial results can be found in our filings with the SEC. All forward-looking statements should be considered in light of these risks and uncertainties. We assume no responsibility to update forward-looking statements made in this prospectus unless otherwise required by law.

                                 USE OF PROCEEDS

           None of HomeFed, the trust formed for Leucadia shareholders, or Leucadia will derive any proceeds from this distribution of HomeFed common stock.

          PRICE RANGE OF HOMEFED COMMON STOCK AND DIVIDEND INFORMATION

           The following table sets forth for the periods indicated the high and low sales price of HomeFed common stock.

                                                                     High                            Low
                                                             ---------------------           ----------------------

Year ended December 31, 1997
      First Quarter                                       $        0.50                   $        0.03125
      Second Quarter                                               0.375                           0.0625
      Third Quarter                                                0.375                           0.0625
      Fourth Quarter                                               0.375                           0.0625
Year ended December 31, 1998
      First Quarter                                       $        0.3125                 $        0.0625
      Second Quarter                                               0.3125                          0.03125
      Third Quarter                                                0.3125                          0.01
      Fourth Quarter                                               0.4375                          0.03125
Year ended December 31, 1999
      First Quarter                                       $        0.30                   $        0.03125
      Second Quarter                                               0.625                           0.03125
      Third Quarter (through September 15, 1999)                   1.00                            0.01




           Our common stock is traded in the over-the-counter market under the symbol "HFDC." The common stock is not listed on any stock exchange, and price information is not regularly quoted on any automated quotation system. The prices listed above are based on bid quotations, as published by the National Association of Securities Dealers OTC Bulletin Board Service, and represent interdealer prices without retail mark-up, mark-down or commission. These prices may not necessarily represent actual transactions. As of September 15, 1999, the last day on which transactions in HomeFed common stock were reported was September 15, 1999. On September 15, 1999, the closing price for HomeFed common stock was $0.625 per share. As of September 15, 1999, there were approximately 10,400 stockholders of record.

           We have not declared dividends on the common stock during 1996, 1997, 1998 or 1999 and do not intend to pay dividends for the foreseeable future.


           Our common stock does not currently meet the minimum requirements for listing on a national securities exchange or inclusion in the Nasdaq Stock Market.

           The transfer agent for our common stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                                 CAPITALIZATION

           The following table shows our capitalization at June 30, 1999. Actual capitalization is shown together with capitalization as adjusted to show the effect the sale of 46,557,826 additional shares of HomeFed common stock to the trust on July 8, 1999 would have had if it had occurred on June 30, 1999. You should read this table with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements included in this prospectus.

                                                                                                      June 30, 1999
                                                                                                      -------------
                                                                                               Actual                As Adjusted
                                                                                               ------                -----------
                                                                                                     (In thousands, except
                                                                                                      per share amounts)
Debt:
      Note payable.................................................................          $    20,129             $    20,129

Advance under common stock subscription............................................                6,710                      --

Stockholders' deficit:
      Common stock, $.01 par value; 100,000,000 shares authorized,
      10,000,000 actual issued and outstanding,
      56,557,826 issued and outstanding as adjusted................................                  100                     566
      Additional paid-in-capital...................................................              346,919                 354,833
      Accumulated deficit..........................................................             (358,393)               (358,393)
                                                                                             ------------            ------------
            Total stockholders' deficit............................................              (11,374)                 (2,994)
                                                                                             ------------            ------------
                Total capitalization...............................................          $    15,465             $    17,135
                                                                                             ============            ============
Book value per share...............................................................          $     (1.14)            $     (0.05)
                                                                                             ============            ============


                             SELECTED FINANCIAL DATA


           The following selected financial data have been summarized from our consolidated financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, these consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Certain amounts for the year ended December 31, 1998 and the six months ended June 30, 1999 have been restated as described in Note 1 of these consolidated financial statements.


                                       Six Months Ended
                                 -----------------------------
                                           June 30,                                Year Ended December 31,
                                 -----------------------------     --------------------------------------------------------
                                      1999          1998         1998         1997        1996         1995         1994
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                            (Unaudited)       (In thousands, except per share amounts)

SELECTED INCOME
STATEMENT DATA:
   Sales of residential and
      commercial properties         $   2,250    $     891    $   5,752    $   4,011    $   8,988    $   9,422    $   4,484
   Gross profit (loss)                     32           (3)          38          (37)        (464)         426           66
   Interest expense                     1,180        1,552        2,828        2,997        3,063        1,458         --
   Loss from operations                (2,728)      (1,890)      (4,545)      (3,864)      (6,424)      (2,435)      (3,020)
   Reorganization items-
      expenses                           --           --           --           --           --         (1,924)      (1,424)
   Loss before extraordinary
      item                             (3,169)      (1,773)      (4,481)      (3,577)      (6,297)      (4,161)      (4,294)
   Extraordinary item:
      Extinguishment of debt -
      bankruptcy                         --           --           --           --           --        108,881         --
   Net earnings (loss)                 (3,169)      (1,773)      (4,481)      (3,577)      (6,297)     104,720       (4,294)
   Per share:
   Basic earnings (loss) per
      common share:
      Loss before extraordinary
      item                          $   (0.32)   $   (0.18)   $   (0.45)   $   (0.36)   $   (0.63)   $   (0.42)   $   (0.43)
      Extraordinary item                 --           --           --           --           --          10.89         --
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------

        Net earnings (loss)         $   (0.32)   $   (0.18)   $   (0.45)   $   (0.36)   $   (0.63)   $   10.47    $   (0.43)
                                    =========    =========    =========    =========    =========    =========    =========

   Diluted earnings (loss) per
      common share:
      Loss before extraordinary
        item                        $   (0.32)   $   (0.18)   $   (0.45)   $   (0.36)   $   (0.63)   $   (0.09)   $   (0.43)
      Extraordinary item                 --           --           --           --           --           3.35         --
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------

        Net earnings (loss)         $   (0.32)   $   (0.18)   $   (0.45)   $   (0.36)   $   (0.63)   $    3.26    $   (0.43)
                                    =========    =========    =========    =========    =========    =========    =========

                                                                     (continued)

                                      At June 30,                                    At December 31,
                                    -----------------   --------------------------------------------------------------------------
                                         1999               1998           1997           1996           1995            1994
                                    -----------------   ------------   ------------  -------------   ------------   --------------
                                      (Unaudited)           (In thousands, except per share amounts)

SELECTED BALANCE
SHEET DATA:
   Land and real estate held
      for development and sale           $ 2,531          $ 4,636         $ 9,652      $ 13,528        $ 22,069      $  21,139
   Total assets                           16,497           19,043          15,457        17,091          26,851         23,387
   Notes payable to Leucadia
      Financial Corporation               20,129           19,736          26,085        23,877          26,996          1,199
   Other notes payable                         -                -               -             -             126            173
   Stockholders' deficit                 (11,374)          (8,205)        (10,739)       (7,162)           (865)      (106,845)
   Shares outstanding                     10,000           10,000          10,000        10,000          10,000         10,000
   Book value per share                  $ (1.14)         $ (0.82)        $ (1.07)     $  (0.72)       $  (0.09)     $  (10.68)


           Basic earnings (loss) per common share and book value per common share were calculated assuming the 10,000,000 shares of common stock issued on July 3, 1995 were the only shares outstanding for all years presented. Book value per common share calculations based upon the pre-effective date outstanding shares are not meaningful.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

           The purpose of this section is to discuss and analyze HomeFed's consolidated financial condition, liquidity and capital resources and results of operations. You should read this discussion in conjunction with the consolidated financial statements and related notes that are included in this prospectus.

LIQUIDITY AND CAPITAL RESOURCES

           For the six-month periods ended June 30, 1999 and 1998, net cash was used in operating activities, principally to fund interest and general and administrative expenses.

           For the years ended December 31, 1998, 1997 and 1996, net cash was provided by operating activities, principally from sales of real estate. Our principal sources of funds are dividends or borrowings from subsidiaries, fee income that we may earn from the San Elijo Hills project and amounts received pursuant to the stock purchase agreements with Leucadia described below. We are dependent upon the cash flow, if any, from the sale of real estate and management fees in order to pay expenses, including our debt service payments.

           We expect that cash on hand, together with cash generated from lot sales and the purchase price received under the stock purchase agreements with Leucadia, which we describe below, will be sufficient to meet our cash flow needs for the foreseeable future. However, our ability to provide services under the San Elijo Hills development agreement after 1999 will depend significantly upon our receipt of fees under that development agreement. If at any time in the future our cash flow is insufficient to meet our cash requirements, we could sell real estate projects held for development or seek to borrow funds. However, because all of our assets are pledged to Leucadia Financial to collateralize our $26,500,000 borrowing from Leucadia Financial, we may be unable to obtain financing at favorable rates from sources other than Leucadia Financial.

           In 1998, we agreed to sell additional HomeFed common stock to Leucadia in connection with the development agreement and the restructuring of our convertible note and related loan agreement with Leucadia Financial.

           In August 1998, we entered into the development agreement with a subsidiary of Leucadia that is the owner and master developer of San Elijo Hills. Under this development agreement, we are the development manager of the San Elijo Hills project, a master planned community to be sold in phases to home builders for development of approximately 3,400 homes expected to be completed over the next ten years. As development manager, we are responsible for the overall management of the project, including arranging financing, coordinating marketing and sales activity, and acting as construction manager. The development agreement provides that we will receive certain fees in connection with the project. These fees consist of marketing, field overhead and management service fees. They are based on a fixed percentage of gross revenues of the project, less certain expenses allocated to the project, and are expected to cover our cost of providing services under the development agreement. The development agreement also provides for a success fee to HomeFed out of the project's net cash flow, if any, as described below, up to a maximum amount. Whether the success fee, if it is earned, will be paid to HomeFed prior to the conclusion of the project will be at the discretion of the project owner.

           To determine "net cash flow" for purposes of calculating the success fee, all cash expenditures of the project will be deducted from total revenues of the project. Examples of "expenditures" for these purposes include land development costs, current period operating costs and indebtedness, either collateralized by the project, which were approximately $31,483,000 at June 30, 1999, or owed by the project's owner to Leucadia, which were approximately $45,912,000 at June 30, 1999. As a success fee, we are entitled to receive payments out of net cash flow, if any, up to the aggregate amount of indebtedness that is either collateralized by the project or paid to Leucadia or its affiliates, which was $77,395,000 at

June 30, 1999. The balance of net cash flow, if any, will be paid to us and the project owner in equal amounts. However, the amount of the success fee cannot be more than 68% of net cash flow minus the amount of indebtedness. There can be no assurance, however, that we will receive any success fee at all for this project. We believe that any success fee that we may receive will be our principal source of net income earned through our participation in the San Elijo Hills project.

           As of August 14, 1998, HomeFed and Leucadia Financial entered into a new loan agreement that restructured the convertible note originally issued by us in 1995 to fund our bankruptcy plan and the related loan agreement. The restructured note:

           o has a principal amount of approximately $26,500,000, which includes additions to principal from accrued and unpaid interest on the original note to the date of the restructuring, as permitted under its terms;

           o          extends the maturity date from July 3, 2003 to December
                      31, 2004;

           o          reduces the interest rate from 12% to 6%; and

           o eliminates the convertibility feature of the original note.

We pay interest only on the restructured note on a quarterly basis. The principal of the restructured note is not due to be repaid until December 31, 2004. During the year ended December 31, 1998, we paid Leucadia Financial approximately $2,162,000 in interest on the original note and the restructured note.

           In August and October 1998, HomeFed entered into two stock purchase agreements with Leucadia, pursuant to which we agreed to sell an aggregate of 46,557,826 additional shares of HomeFed common stock to Leucadia. The total purchase price for these shares was $8,380,400. During 1998 Leucadia advanced to us $6,710,300 of the total purchase price. This amount would have been refundable if closings under the stock purchase agreements had not occurred. In 1998, Leucadia assigned the stock purchase agreements to the trust. On July 8, 1999, the trust purchased 46,557,826 shares of HomeFed common stock under the stock purchase agreements and paid us the $1,670,100 balance of the purchase price for these shares. The trust currently owns 50,675,812 shares of HomeFed common stock, representing 89.6% of the outstanding HomeFed common stock. Under the terms of the trust agreement, the trust is required to distribute all of the HomeFed common stock that it owns as promptly as possible following this purchase and the effectiveness of the registration statement of which this prospectus forms a part. The 5,882,014 shares of HomeFed common stock currently held by stockholders other than the trust represents approximately 10.4% of the outstanding HomeFed common stock. After the distribution of stock by the trust, Joseph S. Steinberg, a director of HomeFed and a director and President of Leucadia, will beneficially own approximately 12.7%, and Ian M. Cumming, Chairman of the Board of Directors of Leucadia, will beneficially own approximately 13.9%, of the outstanding HomeFed common stock.

           In 1998 and 1997, we entered into agreements pursuant to which we sold 81 residential lots at the Paradise Valley project (described under "Our Company -- Our Current Development Projects") for $3,611,000 ($2,719,000 in
1998), less closing costs. In the first quarter of 1999, we sold the remaining 75 residential lots at the Paradise Valley project for $2,250,000, less closing costs. We have continuing obligations with respect to this project, including the obligation to construct a recreation center. We estimate that construction of the recreation center for the Paradise Valley community will be completed at a cost of approximately $1,100,000. We have provided a $1,000,000 letter of credit for this obligation, which is collateralized by a $1,000,000 deposit.
We anticipate that construction of the recreation center will begin in 1999.

           In the third quarter of 1999, we sold one of our three clustered housing development sites at the Paradise Valley project for $350,000, less closing costs.

           In February 1999, one of HomeFed's consolidated partnerships placed approximately $197,000 on deposit with a financial institution in Salt Lake City, Utah to secure a standby letter of credit. The letter of credit was issued to guaranty the partnership's obligation to complete landscape, irrigation and fencing improvements at the Paradise Valley project. The letter of credit expired on August 6, 1999 and the cash of approximately $197,000 was deposited in HomeFed's operating account.

           In connection with an indemnity agreement to a third party surety, a HomeFed subsidiary is required to (1) maintain a minimum net worth of $5,000,000 and a minimum cash balance of $400,000 or (2) provide an irrevocable letter of credit. The HomeFed subsidiary entered into this indemnity agreement in 1990 in connection with the construction of infrastructure improvements in a development located in La Quinta, California. Based upon current estimates, the amount of the letter of credit required to satisfy this obligation would be approximately $460,000. We have not elected to deliver this letter of credit, although we may choose to do so in the future if we determine that the minimum net worth requirement restricts operating flexibility.

           In October 1998, HomeFed and Leucadia formed Otay Land Company. We are the manager of Otay Land Company. Through June 30, 1999, we invested $10,850,000 as capital and Leucadia invested $10,000,000 as a preferred capital interest. In 1998, Otay Land Company purchased approximately 4,800 acres of land located south of San Diego, California, for approximately $19,500,000. We are currently investigating how to develop this project to maximize profitability. We believe our existing cash resources are sufficient to cover our anticipated costs of our current maintenance, management and marketing activities at this project. Distributions of net income, if any, from this investment first will be paid to Leucadia until it has received an annual cumulative preferred return of 12% on, and repayment of, its preferred investment. Any remaining funds will be distributed to HomeFed.

           In February 1998, we purchased 19 lots at the Silverwood project (described under "Our Company -- Our Current Development Projects") from Leucadia Financial for a purchase price of $500,000. On July 31, 1998, we sold all of the 97 lots we owned in the Silverwood project to Southfork Partnership for $3,033,000, less closing costs.

           As of December 31, 1998, we have net operating loss carryovers ("NOLs") of $266,245,000 available to reduce our future federal income tax liabilities and NOLs of $32,305,000 available to reduce our future state income tax liabilities. Most of these NOLs are not available to reduce federal alternative minimum taxable income, which is currently taxed at the rate of 20%. As a result, we expect to pay federal income tax at a rate of 20% during future periods, even if our NOLs are available to reduce regular taxable income.

RESULTS OF OPERATIONS

Comparison of six-month periods ended June 30, 1999 and 1998

           Sales of residential properties increased in the six-month period ended June 30, 1999 compared to the same period in 1998. This increase resulted from our 1999 sale of the remaining 75 residential lots in the Paradise Valley project, compared to the sale of 20 residential lots in that project in 1998. Cost of sales recorded during these periods reflects the level of sales activity.

           The provision for losses on real estate investments includes $225,000 reflecting an increase in the estimated cost to complete the recreational center for the Paradise Valley community.

           Interest expense for the three-month and six-month periods ended June 30, 1999 reflects $396,000 and $787,000, respectively, paid to Leucadia Financial on the restructured note and $200,000 and $393,000, respectively, resulting from the amortization of a portion of the difference between the fair value of the restructured note and the carrying value of the convertible note. Interest expense for the three-month and six-month periods ended June 30, 1998 reflects interest of $780,000 and $1,552,000 due on the convertible note.

           General and administrative expenses increased in both the three-month and six-month periods ended June 30, 1999 as compared to the same periods in 1998 due to our increased operating activities in connection with the San Elijo Hills project and the Otay Ranch project, including opening our office in Carlsbad, California.

           Income tax expense for all periods presented relates to state franchise taxes. We have not recorded federal income tax benefits for our operating losses because of the uncertainty that we will have sufficient future taxable income required in order to recognize these tax benefits.

Comparison of annual periods ended December 31, 1998, 1997 and 1996

           Sales of residential properties increased in 1998 as compared to 1997. In 1998, we sold 97 lots in the Silverwood project and 61 lots at the Paradise Valley project, while in 1997, we sold only 82 lots and two finished homes in the Paradise Valley project. Sales of residential properties decreased in 1997 as compared to 1996 due to the greater proportion of lot sales in 1997, with only two residential home sales, compared to the greater proportion of home sales during 1996, when we sold 62 lots and 25 homes in the Paradise Valley project and seven homes in another project.

           Land and real estate held for development and sale is carried at the lower of cost or fair value less costs to sell. The provisions for losses for the years ended December 31, 1998, 1997 and 1996 reflect our estimates to reduce the carrying value of real estate investments to this value. As a result of recording write-downs of carrying values during each of the last three years, gross profit (loss) upon sale has been insignificant. Actual cost of sales recorded during these periods reflects the level of sales activity, as well as provisions for losses.

           Interest expense for all years presented primarily reflects the interest due to Leucadia Financial on the restructured note and the convertible note, including interest of $377,000 for 1998, $2,208,000 for 1997 and $2,669,000 for 1996, which was not paid and was added to the principal balance of the convertible note. Interest expense for 1998 and 1997 also reflects interest of $2,162,000 and $789,000, respectively, due on the restructured note and convertible note, which was paid by HomeFed. Interest of $385,000 was also paid to Leucadia Financial on a construction loan in 1996.

           The increase in general and administrative expenses in 1998 as compared to 1997 reflects approximately $618,000 of increased costs for operating expenses attributable to the San Elijo Hills project and Otay Ranch project, including opening an office in Carlsbad, California.

           The decrease in general and administrative expenses in 1997 compared to 1996 reflects reduced professional fees, insurance costs and selling expenses attributable to the Paradise Valley project, which was substantially completed in 1996.

           Income tax expense for all years presented relates to state franchise taxes. HomeFed has not recognized any income tax benefit for its operating losses in all years presented due to the uncertainty of sufficient future taxable income required in order to recognize these tax benefits.

YEAR 2000

           The year 2000 issue is the result of computerized systems being written to store and process the year portion of dates using two digits rather than four digits. As a consequence, date-sensitive systems may fail or produce erroneous results on or before January 1, 2000 because the year 2000 will be interpreted incorrectly.

           All of HomeFed's key software applications are purchased from mass-market software companies, and, based on literature provided by software manufacturers, we believe that this software is designed to be year 2000 compliant. Our computer hardware systems are generally new and designed to be year 2000 compliant. We have engaged a consultant to test our systems to determine their year 2000 compliance. If systems are found not to be year 2000 compliant, they will be either repaired or replaced. To date, we have incurred costs of less than $5,000 in our year 2000 compliance efforts and do not anticipate making material expenditures in the future.

           Based upon our year 2000 risk assessment work performed thus far, we believe the most likely year 2000 related failures would be related to a disruption of materials and services or loss of data or plans provided by third parties. We are assessing all third parties with which we have material relationships to determine their compliance with year 2000 issues. We have begun to contact suppliers with respect to their year 2000 compliance and expect this inquiry to be completed by the fourth quarter of 1999. Although we do not expect that these disruptions would have a material adverse effect on HomeFed's financial condition or results of operations, we cannot assure you that our belief is correct or that our risk assessments are, in fact, accurate. There can be no assurance that our vendors, suppliers and other parties with whom we do business will successfully resolve their own year 2000 problems, if any. In the event of any such failures or other year 2000 failures, there can be no assurance that there will not be a material adverse effect on HomeFed's financial condition or results of operations.

INFLATION

           HomeFed, as well as the real estate development and homebuilding industry in general, may be adversely affected by inflation, primarily because of either reduced rates of savings by consumers during periods of low inflation or higher land and construction costs during periods of high inflation. Low inflation could adversely affect consumer demand by limiting growth of savings for down payments, ultimately affecting demand for real estate and our revenues. In addition, higher mortgage interest rates may significantly affect the affordability of permanent mortgage financing to prospective purchasers. High inflation also increases our costs of labor and materials. We would attempt to pass through to customers any increases in our costs through increased selling prices. To date, high or low rates of inflation have not had a material adverse effect on our results of operations. However, there is no assurance that high or low rates of inflation will not have a material adverse impact on our future results of operation.

INTEREST RATES

           Our operations are interest-rate sensitive. Overall housing demand is adversely affected by increases in interest costs. If mortgage interest rates increase significantly, this may negatively impact the ability of a home buyer to secure adequate financing. This could adversely affect our revenues, gross margins and profitability.

PROPERTIES

           Through our subsidiary, Otay Land Company, we own 4,800 acres of the 22,900-acre Otay Ranch master planned community, and we own approximately 20 acres at the Paradise Valley project, each as described under the heading "Our Company -- Our Current Development Projects" and "-- Our Master Planned Communities." Land held for development and sale has an aggregate book value of approximately $23,334,000 at June 30, 1999.

           Our corporate headquarters are located at 1903 Wright Place, Suite 220, Carlsbad California 92008 in part of an office building sub-leased from a subsidiary of Leucadia. Our arrangements relating to this space are described under the heading "Certain Transactions -- Office Space."

LEGAL PROCEEDINGS

           San Elijo Hills received the last of its required discretionary governmental approvals in March 1998 and therefore, subject to the litigation described below, became "fully entitled." In January 1997 the San Elijo Ranch Final Subsequent Environmental Impact Report was certified by the City of San Marcos. The report, required under the California Environmental Quality Act, analyzes the potential environmental impact associated with the development of the San Elijo Hills community. In a case named CARE v. City of San Marcos, et al., Case No. N074070, brought in the San Diego Superior Court, the trial court, by Citizens Against Rural Exploitation, Inc., the adequacy of the report was challenged. The report was found to be adequate by the trial court and CARE appealed this decision. In December 1998, the California Court of Appeal upheld the lower court's ruling in all respects except one. The Court of Appeal found that the analysis of the cumulative impact of traffic during the early phases of development of the project was not adequate. The case was sent back to the trial court to address the traffic issue. The trial court directed the City of San Marcos to vacate its certification of the report, consider the cumulative impact of traffic during the early phases of the project and recertify the report before the approval of any future entitlements. On January 29, 1999, the owner of San Elijo Hills and CARE entered into a settlement agreement. This settlement enables project construction to proceed while recertification of the report is under consideration. The City of San Marcos is in the process of revising the report to consider the cumulative impact of traffic during the early phases of the project development and anticipates hearings to consider the report recertification in October of 1999. Thereafter, judicial confirmation of the City's compliance with the Court of Appeal's decision will be requested. In May, 1999, two parties filed motions to vacate the part of the trial court's order that allows development to proceed pending recertification of the report. The first motion to vacate has been denied. The second motion to vacate was withdrawn after a settlement with San Elijo Hills. Denial of the first motion may be appealed. Development at San Elijo Hills is continuing pending recertification of the report and any future legal proceedings. Although we are not a party to this litigation, any disruption in the development of the San Elijo Hills project as a result of this litigation could have a material adverse effect on our future results of operations.

                                THE DISTRIBUTION

REASONS FOR THE DISTRIBUTION

Background

           In March 1998, Leucadia proposed that we become development manager of Leucadia's San Elijo Hills project. However, to take advantage of this opportunity, we determined that we would need to obtain equity financing and to restructure our outstanding convertible note payable to Leucadia Financial. If accomplished, these steps would provide funding and improved cash flow for us to fulfill our obligations as development manager.

           Our board of directors formed a special committee of directors unaffiliated with Leucadia to consider this proposal from Leucadia. This committee consisted of Mr. Considine and Dr. Lobatz. The Committee engaged consultants to evaluate the development proposal, performed substantial due diligence with respect to the proposal and negotiated with Leucadia the development management agreement and Leucadia's agreement to make equity financing available to HomeFed and to restructure the terms of HomeFed's outstanding $20,000,000 convertible collateralized note payable to Leucadia Financial. The special committee recommended that the board of directors approve the development management agreement.

           In August 1998, upon approval of the board of directors, with Mr. Borden, a Leucadia Vice President as well as a HomeFed director, not voting,

           HomeFed:

           o agreed to sell 37,056,112 shares of HomeFed common stock to Leucadia for $6,670,100 in cash pursuant to a stock purchase agreement, dated August 14, 1998;

           o entered into an amended and restated loan agreement with Leucadia's subsidiary, Leucadia Financial, that restructured HomeFed's outstanding secured convertible note; and

           o entered into the development management agreement for San Elijo Hills with another subsidiary of Leucadia.

           In October 1998, the board of directors approved a second stock purchase agreement, dated October 20, 1998, pursuant to which HomeFed agreed to sell an additional 9,501,714 shares of HomeFed common stock to Leucadia for $1,710,300 in cash.

Structuring the Financing to Protect HomeFed's Tax Loss Carryovers

           HomeFed has substantial tax loss carryovers available to offset taxable income. Under Section 382 of the federal tax law, if changes in ownership of HomeFed exceed a 50% change over any three-year period, use of these tax losses would be limited. This would be material and adverse to us. Under federal tax laws, contracts to acquire shares of HomeFed common stock could be treated as ownership of the shares to be acquired, even before the shares are issued. As a result, HomeFed and Leucadia concluded that it would be prudent to assume that the shares to be acquired under stock purchase agreements should be taken into account in determining changes in ownership of HomeFed stock.

           Before entering into the August 1998 agreement to purchase HomeFed common stock, Leucadia owned 41.2% of the outstanding HomeFed common stock. The number of shares of HomeFed common stock that could be purchased under the stock purchase agreements without triggering tax law limitations was based upon the share ownership of Leucadia and HomeFed in August 1998. Changes in ownership of HomeFed and Leucadia stock after August 1998 could have resulted in too large a change in ownership, thereby jeopardizing our ability to use our tax losses. We could rely upon the transfer restrictions in our charter to limit the possibility of changes in ownership of HomeFed stock. However, Leucadia was not willing to restrict its issuance and/or repurchase of its own shares. Under federal tax regulations, as long as Leucadia owned HomeFed common stock, transactions involving Leucadia's shares would be treated as also being transactions in HomeFed common stock. When combined with purchases of HomeFed common stock under the stock purchase agreements, transactions in Leucadia shares could have resulted in too large a change in HomeFed common stock ownership in too short a period of time. Consequently, to retain flexibility to effect transactions involving Leucadia shares and to avoid the risk associated with inadvertent transactions involving Leucadia shares, Leucadia decided to make a distribution of the HomeFed common stock and the stock purchase agreements and associated cash to Leucadia shareholders in proportion to their interests in Leucadia.

           Leucadia determined that, for tax purposes, a prompt distribution to its shareholders of its entire interest in HomeFed was prudent:

           o to eliminate the risk described above that transactions in Leucadia's shares would result in limitations on HomeFed's ability to use its own tax losses; and

           o to minimize the risk that the value of HomeFed common stock to be distributed and the taxes incurred by the Leucadia shareholders attributable to this distribution would increase as a result of a possible increase in the value of HomeFed after announcement of the August 1998 transactions.

Timing of the Distribution; Dividend of the Interests in the Trust

           Under our 1995 bankruptcy plan of reorganization, HomeFed could not issue HomeFed common stock before July 3, 1999. Because of this, Leucadia concluded that any distribution to Leucadia shareholders prior to the issuance of HomeFed common stock under the stock purchase agreements was not feasible. However, to implement the timely equity financing for HomeFed, while unlinking transactions in Leucadia securities from any impact on HomeFed, Leucadia formed a trust for the benefit of Leucadia shareholders and on August 14, 1998 transferred to the trust:

           o 4,117,986 shares of HomeFed common stock held by Leucadia at that time, which represented approximately 41.2% of the HomeFed common stock then outstanding;

           o the August 14, 1998 stock purchase agreement to purchase 37,056,112 shares of HomeFed common stock; and

           o $1,670,100 for the unpaid portion of the purchase price for the HomeFed common stock.

           On August 25, 1998 Leucadia declared a dividend of beneficial interests in the trust to Leucadia shareholders of record on August 25, 1998. These trust interests:

           o          are not represented by any trust certificates;

           o are not transferable except upon the death of the holder of the trust interest;

           o          do not represent any equity interest in HomeFed;

           o          do not carry any right to vote any HomeFed common stock;
                      and

           o          are not entitled to dividends or interest.

           As a result of the August 25, 1998 dividend of interests in the trust that owned all of Leucadia's interests in HomeFed, Leucadia was no longer treated as the owner of any HomeFed common stock for tax purposes. Consequently, transactions in Leucadia's securities no longer had any impact on determining whether changes in the ownership of HomeFed common stock occur.

           Under the terms of the trust agreement, Leucadia agreed to transfer to the trust any rights to HomeFed common stock that it acquired prior to November 11, 1998. Effective October 20, 1998, Leucadia and HomeFed entered into the October stock purchase agreement providing for the purchase of an additional 9,501,714 shares of HomeFed common stock and Leucadia advanced to HomeFed the $1,710,300 purchase price for these shares. Leucadia then transferred the October stock purchase agreement to the trust.

           On July 8, 1999, the trust purchased 46,557,826 shares of HomeFed common stock pursuant to the August and October stock purchase agreements. The sole business of the trust is to hold the 50,675,812 shares of HomeFed common stock, which represent approximately 89.6% of the 56,557,826 outstanding shares of HomeFed common stock.

           Joseph A. Orlando, Vice President and Chief Financial Officer of Leucadia, is the trustee of the trust; Ian M. Cumming and Joseph S. Steinberg, directors of HomeFed and Leucadia, as well as the Chairman and President, respectively, of Leucadia, have the power to direct voting of any HomeFed common stock held by the trust.

NO FRACTIONAL SHARES

           No fractional shares will be issued in the distribution. If the number of shares of HomeFed common stock to which you would otherwise be entitled includes a fraction of a share, you will receive the cash value of the fractional share, based on the prevailing market price per share of HomeFed common stock. Leucadia shareholders who own their stock in "street name" through a broker or other nominee listed as the holder of record will have their fractional shares handled according to the practices of the broker or nominee, which may result in those shareholders receiving a price for their fractional share interests that is higher or lower than the price paid by the trust to shareholders of record.

EXPENSES


           Expenses associated with the distribution to be paid by HomeFed are expected to be approximately $172,000 in the aggregate.


CONDITIONS

           The consummation of the distribution does not require the approval of HomeFed's stockholders and is not contingent upon the occurrence of any event except the effectiveness of the registration statement containing this prospectus.

RELATIONSHIP WITH LEUCADIA AFTER THE DISTRIBUTION

           Following the distribution, HomeFed and Leucadia will continue to have a relationship as a result of agreements entered into and facts existing prior to the distribution. These include:

           o Leucadia Financial, a subsidiary of Leucadia, is the holder of HomeFed's $26,500,000 principal amount collateralized note. Accordingly, Leucadia Financial is HomeFed's principal creditor.

           o Leucadia Financial provides administrative services to HomeFed, including the services of HomeFed's President and its Secretary/Treasurer.

           o HomeFed acts as development manager for Leucadia's San Elijo Hills residential real estate project.

           o The Leucadia subsidiary that owns the San Elijo Hills project has agreed to purchase or to designate an affiliate to purchase approximately $66,100,000 of bonds to be issued by the City of San Marcos, California Redevelopment Agency. These bonds will provide a substantial portion of the financing that will be used to build infrastructure and school facilities serving the San Elijo Hills project.

           o Leucadia is an investor in Otay Land Company, a subsidiary of HomeFed that owns land in southern California. Otay's net income, if any, will be distributed only to Leucadia until Leucadia has been paid back its $10,000,000 preferred capital investment, together with a 12% return on its investment. Until Leucadia has been paid in full, we will not receive any distribution from Otay.

           o Four of HomeFed's six directors are executive officers of Leucadia or its subsidiaries. Two directors, Messrs. Ian
                      M. Cumming and Joseph S. Steinberg, are directors, principal shareholders and the Chairman and President, respectively, of Leucadia.

FEDERAL INCOME TAX CONSEQUENCES

           Following is a general discussion of certain United States federal income tax consequences to the shareholders of Leucadia on August 25, 1998 in connection with the formation of the trust and the distribution of the HomeFed stock from the trust. This discussion is for general information and may not apply in the specific circumstances of a particular shareholder. For purposes of the following discussion, we have assumed that all interests are held by you as capital assets.

           Once beneficial ownership of the trust was distributed on August 25, 1998, you were treated as directly owning your share of the trust's assets for federal income tax purposes. Consequently, the August distribution was treated, for tax purposes, as a dividend to you of your share of the assets held by the trust on that date. Similarly, the contribution to the trust by Leucadia on October 20, 1998 of the October stock purchase agreement was treated for tax purposes as a dividend on that date to you.

           The amount of the dividend income equaled the value of the assets that were treated as having been directly distributed to you, valued as of the date distributed. Leucadia has advised HomeFed that, based on its calculation of the aggregate value of these assets, the total dividend income attributable to these transactions was $0.1426 for each Leucadia share that you owned of record on August 25, 1998. In reaching this valuation, Leucadia considered the value of the HomeFed common stock already owned, the stock purchase agreements, and the underlying shares of HomeFed common stock , in each case as of the appropriate valuation date.

           The purchase of HomeFed common stock by the trust and the distribution by the trust of its HomeFed common stock will not have any further federal tax consequences for you, because, for tax purposes, you already are treated as directly owning the trust's assets.

Tax Basis and Holding Period  in Shares Acquired from the Trust

           Leucadia has advised us that based upon Leucadia's valuation of the assets in the trust, your tax basis in each share of HomeFed common stock received from the trust would equal $0.179 per share. All of the HomeFed common stock received by you from the trust will not all have the same holding period, because the trust acquired these shares on two different dates. Your holding period with respect to 8.13% of the HomeFed common stock received from the trust, representing shares acquired by the trust on August 25, 1998, will be considered to have commenced on August 26, 1998, while the holding period with respect to the remaining 91.87% of those shares, representing shares acquired by the trust on July 8, 1999, should commence on July 9, 1999.

           You are urged to consult your own tax advisor.

                                   OUR COMPANY

INTRODUCTION

           We invest in and develop residential real estate projects in the State of California. This business is conducted directly and through subsidiaries.

           In 1992, we filed for bankruptcy protection under chapter 11 of the United States Bankruptcy Code and emerged from bankruptcy in 1995 pursuant to a plan of reorganization. Leucadia Financial principally funded the plan by purchasing a $20,000,000 principal amount, 12% collateralized convertible note due 2003 and 2,700,000 shares of newly issued HomeFed common stock. Leucadia also received 1,417,986 shares of HomeFed common stock under the plan. These shares, together with the shares Leucadia Financial purchased, constituted 41.2% of the outstanding HomeFed common stock at the time we came out of bankruptcy.

OUR CURRENT DEVELOPMENT PROJECTS

           HomeFed has been involved in the development of California real estate since our founding in 1988. After emerging from bankruptcy, we were engaged primarily in selling developed and undeveloped lots in bulk to homebuilders in two development projects: Paradise Valley (which we describe below) and Silverwood, a 135-acre development project located in the Granite Bay area of greater Sacramento, California. While each of these projects was part of a master planned community, we were not the master plan developer for either of these projects. Substantially all of our development interests in Silverwood were sold in July 1998 for approximately $3,033,000, less closing costs.

Paradise Valley

           Paradise Valley is a community located in Solano County in the northeast portion of the City of Fairfield, California. We originally owned approximately one-third of this project, and the balance of the project was owned by three unrelated development companies. Our holdings originally included 84 acres planned for four detached single-family residential sites, three clustered housing (apartment building) development sites and a school site. We built and sold 36 residential homes on two of the detached single-family residential sites from 1995 to 1997. We then changed our marketing strategy, by stopping our home building program in order to focus instead on sales of improved and unimproved lots in bulk.

           From 1996 to 1998, we sold 205 improved lots on the detached single family residential sites at the Paradise Valley project for total cash consideration of approximately $8,927,000. Sales of 61 of these lots closed in 1998 for aggregate consideration of $2,719,000, less closing costs. In February 1999, we sold the remaining 75 lots at the Paradise Valley project, all of which were unimproved, for consideration of approximately $2,250,000, less closing costs. In July 1999, we sold one of our three clustered housing development sites at the Paradise Valley project for $350,000, less closing costs. We have continuing obligations at Paradise Valley with respect to warranty liabilities and the completion of a recreational facility that will become the property of the Paradise Valley Homeowners' Association.

           We continue to own two clustered housing development sites and a school site at the Paradise Valley project. We are currently in discussions with governmental authorities concerning the possibility of changing the project's entitlements to permit development for uses other than clustered housing. Once these discussions have been concluded, we will determine how best to market these sites for sale, either as clustered housing, or as permitted under any amended entitlements that we may receive. The school site, which is subject to a purchase option held by the local school district, and the remaining two clustered housing development sites have a combined book value at June 30, 1999 of approximately $2,258,000.

Our Master Planned Communities

           In 1998, we entered into the largest development projects in which we have been involved since emerging from bankruptcy. These are our first projects involving development of master planned communities: San Elijo Hills, for which we are the development manager, and a portion of the larger Otay Ranch planning area, where we own certain parcels and for which we are one of several development managers.

           For any master planned community, plans must be prepared that provide for infrastructure, neighborhoods, commercial and industrial areas, educational and other institutional or public facilities, as well as open space. Once preliminary plans have been prepared, numerous governmental approvals, licenses, permits and agreements, referred to as "entitlements," must be obtained before development and construction may commence. In California, obtaining the necessary entitlements for large residential developments and master planned communities is an extended process, which can involve a number of different governmental jurisdictions and agencies, considerable risk and expense, and substantial delays. Unless and until the requisite entitlements are received and substantial work has been commenced in reliance upon the entitlements, a developer generally does not have any "vested rights" to develop a project. In addition, as a precondition to receipt of building-related permits, master planned communities such as San Elijo Hills typically are required in California to pay impact and capacity fees, or to otherwise satisfy mitigation requirements, based on governmental assessment of the effects of their projects on the environment, including, among others, impact on infrastructure, transportation, waste disposal, education and air quality of the communities.

           The land development process for a master planned community entails a range of activities, including design engineering, grading raw land, constructing public infrastructure, including streets, utilities and public facilities, and finishing individual lots. The developer arranges for the design and the construction and installation by contractors and subcontractors of the infrastructure in its master planned communities. The development process results in graded construction sites for homes or other facilities. In our master planned communities, we will coordinate home construction with commercial development and installation of parks and recreational facilities. In this process, we may contract with third parties to develop commercial zones, public areas and recreational amenities, which may include shopping centers, schools, libraries, community centers, parks, golf courses and other essential facilities. It is our policy to retain control over the location and character of non-residential properties, such as shopping centers and recreational facilities, within our master planned communities. We will develop our communities in phases to allow flexibility in selling finished lots to suit market conditions and to enable us to create stable and attractive neighborhoods. Consequently, at any particular time, the various phases of a project will be in different stages of land development and construction.

           San Elijo Hills. In August 1998, we entered into a development management agreement with San Elijo Hills Development Company, a subsidiary of Leucadia that owns real property located in the City of San Marcos, in San Diego County, California. Under this development agreement, this project, known as San Elijo Hills, will be a master planned community of approximately 3,400 homes and apartments as well as commercial properties. We anticipate that the project will be sold to builders in phases. The project is expected to be completed over the course of the next ten years. Subject to recertification and judicial confirmation of the San Elijo Ranch environmental impact report, San Elijo Hills is fully entitled and the project is currently under development. We anticipate, however, applying for additional entitlements to implement certain land use changes. Failure to obtain these additional entitlements will not have a material adverse effect on our business. As development manager of San Elijo Hills, we are responsible for the overall management of the project. Our responsibilities include:

           o          preserving existing entitlements;

           o obtaining any additional entitlements required for the project;

           o          arranging financing for the project;

           o          coordinating sales and marketing activity; and

           o          acting as the construction manager.

           The development agreement provides that we may be paid a portion of the net profits of the project, as determined under the development agreement, as well as fees for the project management, field overhead and marketing services we are to provide, based on the revenues of the project. For a description of the development agreement and determination of any success fee under that agreement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

           San Elijo Hills has entered into agreements with five merchant builders to sell approximately 735 residential lots, for total consideration of not less than $104,000,000, subject to increase if some of the builders sell homes above targeted prices. The prospective buyers have deposited a total of $5,500,000 which is non-refundable assuming that San Elijo Hills delivers the lots as agreed and other terms under the agreements are satisfied. Of this amount, approximately $5,000,000 has been released to San Elijo Hills. These agreements are subject to certain normal closing conditions, as well as recordation of final subdivision maps, completion of grading, favorable resolution of existing litigation of the project's environmental impact report and, in some cases, formation of a community facilities district to finance neighborhood improvements. While we expect that sales of some of these lots will close during 1999, we cannot assure you that any of these sales will actually occur.

           Otay Ranch. Our subsidiary, Otay Land Company, owns seven non-adjoining parcels comprising 4,800 acres located within the larger 22,900-acre Otay Ranch master planned community. The City of Chula Vista and the County of San Diego have approved a general development plan for the larger planning area. Although there is no minimum time within which implementation of the general development plan must be completed, it is expected that full development of the larger planning area will take decades. This general development plan establishes land use goals, objectives and policies within the larger planning area. Any development within the larger Otay Ranch master planned community must be consistent with this general development plan. The general development plan for the larger planning area contemplates home sites, a golf-oriented resort and residential community, commercial retail centers, a proposed university site and a network of infrastructure, including roads and highways, a rail transportation system, park systems and schools. Actual development of any of these will require that further entitlements and approvals be obtained. Because the larger planning area will be developed by several independent developers in addition to ourselves, an inability to coordinate with other developers could adversely impact our development.

           Of the 4,800 acres owned by Otay Land Company, 1,200 acres are developable and 3,600 acres are zoned as various qualities of non-developable "open space mitigation land." We have not yet determined how we will develop the developable land and, accordingly, we do not yet know the nature or extent of the entitlements or approvals necessary for our development. Under the general development plan, approximately 1.2 acres of open space mitigation land must be set aside for each 1.0 acre of developable land. Some owners of developable land have adequate or excess mitigation land, while other owners lack sufficient acreage of mitigation land. We have substantially more mitigation land than we need to develop this project. A market for our open space mitigation land exists among buyers in the San Diego County Region. We believe that a market for this land is likely to develop within the larger Otay Ranch development area as well.

           We continue to evaluate how best to maximize the value of this investment. We believe our current cash resources will be sufficient for property maintenance, management and marketing pending our determination of how to proceed with this project. Until we determine our objectives, and, if necessary, secure additional entitlements and coordinate our development activities with other developers, we cannot predict when, or if, any revenues will be derived from this project.

COMPETITION

           Real estate development is a highly competitive business. There are numerous residential real estate developers and development projects operating in the same geographic area in which we operate. Competition among real estate developers and development projects is determined by a variety of factors, including:

           o          the location of the real estate;

           o          the market appeal of the development master plan; and

           o the developer's ability to build, market and deliver project segments on a timely basis.

As a master developer, our customers are generally homebuilders, who compete based on, location, price, market segmentation, product design, and reputation.

GOVERNMENT REGULATION

           The residential real estate development industry is subject to environmental, building, zoning and real estate regulations that are imposed by various federal, state and local authorities. In developing a community, we must obtain the approval of numerous governmental agencies regarding matters including:

           o          permitted land uses;

           o          housing density;

           o the installation of utility services such as water, sewer, gas, electric, telephone and cable television; and

           o the dedication of acreage for open space, parks, schools and other community purposes.

Regulations affect homebuilding by specifying, among other things,

           o the type and quality of building material that must be used;

           o          certain aspects of land use and building design; and

           o the manner in which homebuilders may conduct their sales, operations, and overall relationships with potential home buyers.

Furthermore, changes in prevailing local circumstances or applicable laws may require additional approvals or modifications of approvals previously obtained.

           Timing of the initiation and completion of development projects depends upon receipt of necessary authorizations and approvals. Delays could adversely affect our ability to complete projects, significantly increase the costs of doing so or cause potential customers to purchase competitors' products.

ENVIRONMENTAL COMPLIANCE

           Environmental laws may cause us to incur substantial compliance, mitigation and other costs, may restrict or prohibit development in certain areas and may delay completion of our development projects. To date, environmental laws have not had a material adverse effect on us. Other than the failure to have the San Elijo Hills environmental impact report recertified or a judicial determination that a recertified report is not in compliance with court orders, our management is not currently aware of any environmental compliance matters that could have a material adverse effect on HomeFed. Delays arising from compliance with environmental laws and regulations could adversely affect HomeFed's ability to complete our projects, significantly increase the costs of doing so or cause potential customers to purchase competitors' products.

                                   MANAGEMENT

           The following table sets forth information with respect to the directors and executive officers and directors of HomeFed:


Name                                  Age             Position with HomeFed               Office Held Since
- ----                                  ---             ---------------------               -----------------
Paul J. Borden                        50              President and Director                         1998

Corinne A. Maki                       42              Secretary and Treasurer                        1995

Curt R. Noland                        43              Vice President                                 1998

Patrick D. Bienvenue                  44              Director                                       1998

Timothy M. Considine                  58              Chairman of the Board                          1992
                                                      and Director

Ian M. Cumming                        59              Director                                       1999

Michael A. Lobatz                     50              Director                                       1995

Joseph S. Steinberg                   55              Director                                       1998


           The officers serve at the pleasure of the board of directors of HomeFed.

           We pay no direct compensation to Mr. Borden and Ms. Maki. They are employees of Leucadia and receive compensation from Leucadia. We pay Leucadia a fee in exchange for their services under an administrative services agreement. For more information on the administrative services agreement, see "Certain Transactions - Administrative Services Agreement."

           The recent business experience of our executive officers and directors is summarized as follows:

           Paul J. Borden. Mr. Borden has served as a director and President of HomeFed since May 1998. Mr. Borden has been a Vice President of Leucadia since August 1988, responsible for overseeing many of Leucadia's real estate investments. Mr. Borden has also served as a Vice President of Leucadia Financial Corporation, a subsidiary of Leucadia.

           Corinne A. Maki. Ms. Maki, a certified public accountant, has served as Treasurer of HomeFed since February 1995 and Secretary since February 1998. Prior to that, Ms. Maki served as an Assistant Secretary of HomeFed since August 1995. Ms. Maki has also been a Vice President of Leucadia Financial, holding the offices of Controller, Assistant Secretary and Treasurer since October 1992. Ms. Maki has been employed by Leucadia since December 1991.

           Curt R. Noland. Mr. Noland has served as Vice President of HomeFed since October 1998. He spent the last 19 years in the land development industry in San Diego County as a design consultant, merchant builder and a master developer. From November 1997 until immediately prior to joining HomeFed, Mr. Noland was employed by the prior development manager of San Elijo Hills and served as Director of Development for San Elijo Hills. Prior to November 1997, Mr. Noland was employed for eight years by Aviara, a 1,000-acre master planned resort community in Carlsbad, California. He is also a licensed civil engineer and real estate broker.

           Patrick D. Bienvenue. Mr. Bienvenue has served as a director of HomeFed since 1998 and has been President of Leucadia Financial since June 1998. Since January 1996, Mr. Bienvenue has been President of Rosemary Beach Land Company, a subsidiary of Leucadia and, from 1992 until December 1995 he was President and Chief Executive Officer of Tourwest Inc., a property development and investment company.

           Timothy M. Considine. Mr. Considine has served as Chairman of the Board and a director of HomeFed since 1992 and has been Managing Partner of Considine and Considine, an accounting firm in San Diego, California, since 1969.

           Ian M. Cumming. Mr. Cumming has served as a director of HomeFed since May 1999 and has been a director and Chairman of Leucadia, a diversified financial services holding company, since June 1978. He is also director of Allcity Insurance Company, a property and casualty insurance company that is approximately 90% owned by Leucadia, MK Gold, a precious metals mining company that is approximately 46% owned by Leucadia and Skywest, Inc., a Utah-based regional air carrier.

           Michael A. Lobatz. Dr. Lobatz has served as a director of HomeFed since February 1995 and has been a practicing physician in San Diego, California since 1981.

           Joseph S. Steinberg. Mr. Steinberg has served as a director of HomeFed since August 1998. Mr. Steinberg has been President of Leucadia since December 1978 and a director of Leucadia since January 1979. He is also director of Allcity Insurance Company, MK Gold and Jordan Industries, Inc., a company which owns and manages manufacturing companies, that is approximately 10% owned by Leucadia.

                              CERTAIN TRANSACTIONS

           From the time of HomeFed's emergence from chapter 11 bankruptcy protection in July 1995 through August 25, 1998, Leucadia owned approximately 41.2% of HomeFed's outstanding common stock. Since August 25, 1998, the trust has owned this 41.2% interest. On July 8, 1999 the trust increased its interest in HomeFed common stock to 89.6% as described below. Under the terms of the trust agreement, Mr. Joseph S. Steinberg, a director of HomeFed, as well as a director and President of Leucadia and Mr. Ian M. Cumming, a director of HomeFed, as well as Chairman of the Board of Leucadia, jointly have the right to vote any shares of HomeFed common stock held by the trust.


           Set forth below is information concerning agreements or relationships between HomeFed and Leucadia and its subsidiaries. We believe that these agreements or relationships are on terms no less favorable to us than would be obtained if these transactions or arrangements were arms'-length transactions with non-affiliated persons.


DEVELOPMENT AGREEMENT

           In March 1998, HomeFed's board of directors formed a special committee of directors unaffiliated with Leucadia to consider a proposal from Leucadia that HomeFed enter into an agreement to become development manager of San Elijo Hills. The proposal included Leucadia's agreement to make equity financing available to HomeFed and to restructure the terms of HomeFed's outstanding $20,000,000 convertible collateralized note issued to Leucadia Financial. This committee, consisting of Mr. Considine and Dr. Lobatz, engaged consultants to evaluate the development proposal, performed substantial due diligence with respect to the proposal, negotiated the structure of the development proposal with Leucadia and recommended that the board of directors approve the development management agreement.

           In August 1998, upon approval of the board of directors, with Mr. Borden, a Leucadia Vice President as well as a HomeFed director, not voting, HomeFed entered into a development management agreement with a subsidiary of Leucadia. Under this development agreement, HomeFed is the development manager of the San Elijo Hills project. As development manager, HomeFed is responsible for the overall management of the project, including arranging financing, coordinating marketing and sales activity, and acting as construction manager. The development agreement provides that HomeFed will receive certain fees in connection with the project. These fees consist of marketing, field overhead and management service fees, which are based on a fixed percentage of gross revenues received by the project. The marketing and management service fees are expected to cover HomeFed's cost of providing these services. In addition, the development agreement provides for payment of a success fee to HomeFed in some instances, based on the net cash flow from the project, as determined in the development agreement, subject to a maximum success fee. Whether a success fee, if it is earned, will be paid to HomeFed prior to the conclusion of the project will be at the discretion of the project owner. To date, no money is payable to HomeFed under the development agreement. We discuss the development agreement further in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "The Distribution
- -- Reasons for the Distribution."

AMENDED LOAN AGREEMENT

           HomeFed's chapter 11 plan of reorganization was funded principally by the issuance of a $20,000,000 convertible note to Leucadia Financial. As of August 14, 1998, in connection with the development agreement, HomeFed and Leucadia Financial entered into an Amended and Restated Loan Agreement, pursuant to which the original convertible note and the related loan agreement were restructured. The restructured note, dated August 14, 1998, is in the principal amount of approximately $26,500,000 including the principal amount of the original note and additions to principal resulting from accrued and unpaid interest, as allowed under the terms of the original note. The restructured note extends the maturity date from July 3, 2003 to December 31, 2004, reduces the interest rate from 12% to 6% and eliminates the convertibility feature of the original note. Interest only on the restructured note is paid quarterly and all unpaid principal is due on the date of maturity. During the year ended December 31, 1998, HomeFed paid approximately $2,162,000 in interest on the original note and the restructured note.

Interest of $787,000 was paid on the restructured note for the quarter ended June 30, 1999. We discuss the amended loan agreement further in "Management's Discussion and Analysis of Financial Condition and Results of Operations
- --Liquidity and Capital Resources."

STOCK PURCHASE AGREEMENTS

           In August and October 1998, HomeFed entered into two stock purchase agreements with Leucadia. Under these agreements HomeFed agreed to sell a total of 46,557,826 additional shares of common stock to Leucadia for a total purchase price of $8,380,400 of which Leucadia advanced $6,710,300. In 1998, Leucadia assigned the stock purchase agreements to the trust. On July 8, 1999, the trust purchased the 46,557,826 additional shares of HomeFed common stock pursuant to the stock purchase agreements and, as a result, the trust now owns 89.6% of the outstanding HomeFed common stock. Under the terms of the trust agreement, the trust is required to distribute all of the HomeFed stock that it owns as promptly as possible following the stock purchases under the stock purchase agreements and the effectiveness of the registration statement of which this prospectus forms a part. The 5,882,014 shares of HomeFed common stock currently held by stockholders other than the trust represent approximately 10.4% of the outstanding HomeFed common stock. After the distribution of stock by the trust, Mr. Joseph S. Steinberg will own 12.7%, and Mr. Ian M. Cumming will own approximately 13.9%, of the outstanding HomeFed common stock. We discuss the stock purchase agreements further in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "The Distribution -Reasons for the Distribution -- Background."

OTAY LAND COMPANY, LLC

           In October 1998, HomeFed and Leucadia formed Otay Land Company. Through June 30, 1999. HomeFed invested $10,850,000 as capital and Leucadia invested $10,000,000 as a preferred capital interest. HomeFed is the manager of Otay Land Company. In 1998, Otay Land Company purchased approximately 4,800 acres of land that is part of a 22,900-acre project located south of San Diego, California, known as Otay Ranch, for approximately $19,500,000. Net income, if any, from this investment first will be paid to Leucadia until it has received an annual cumulative preferred return of 12% on, and repayment of, its preferred investment. Any remaining funds are to be paid to HomeFed. We discuss Otay further in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "The Distribution -- Relationship with Leucadia after the Distribution" and "Our Company -- Our Master Planned Communities -- Otay Ranch."

ADMINISTRATIVE SERVICES AGREEMENT

           Since emerging from bankruptcy in 1995, administrative services and managerial support have been provided to HomeFed by Leucadia Financial. Under the current administrative services agreement, which extends through February 28, 2002, Leucadia Financial provides the services of Mr. Paul J. Borden, HomeFed's President, and Ms. Corinne A. Maki, HomeFed's Treasurer and Secretary. Mr. Borden and Ms. Maki each are officers of Leucadia Financial and Leucadia. We pay Leucadia an annual fee under this agreement of $296,101, payable monthly, through February 29, 2000. A portion of this fee is allocable to Leucadia's cost of providing the services of Mr. Borden. No specific allocation has been made for providing the services of Ms. Maki. Future fees will be negotiated after that date. During 1998, we paid Leucadia $138,000 for the provision of administrative services, including $80,000 attributable to Leucadia's cost of providing Mr. Borden's services. We have paid to Leucadia Financial a total of $148,000 in administrative fees for the six-month period ended June 30, 1999, of which $120,000 is attributable to Leucadia's cost of providing Mr. Borden's services.

SILVERWOOD

           On February 27, 1998, HomeFed purchased 19 lots at the Silverwood project from Leucadia Financial for a purchase price of $500,000. On July 31, 1998, HomeFed sold its entire 97 lot interest in the

Silverwood project for $3,033,000, less closing costs. We discuss Silverwood further in "Management's Discussion and Analysis of Financial Condition and Results of Operations --Liquidity and Capital Resources" and "Our Business -- Our Current Development Projects."

OFFICE SPACE

           HomeFed rents office space and furnishings from a subsidiary of Leucadia for a monthly amount equal to its share of the Leucadia subsidiary's cost for the space and furnishings. The agreement pursuant to which the space and furnishings are provided extends for a 6-year period, which coincides with the Leucadia subsidiary's occupancy of the space, and provides for a monthly rental of $15,400. Since January 1, 1998, HomeFed has accrued $107,000 in rental to the Leucadia subsidiary, of which $102,000 was paid through June 30, 1999.

                       DESCRIPTION OF HOMEFED COMMON STOCK

GENERAL

           HomeFed's restated certificate of incorporation authorizes the issuance of 100,000,000 shares of common stock. The following summary describes the HomeFed common stock as of the date of this prospectus.

VOTING; DISTRIBUTION AND LIQUIDATION RIGHTS

           Each valid holder of a share of HomeFed common stock is entitled to one vote for each share held of record in accordance with applicable provisions of Delaware law and HomeFed's Bylaws. The shares of HomeFed common stock are not entitled to cumulative voting rights or to preemptive rights and are not subject to redemption or assessment. Holders of each share of HomeFed common stock are entitled to their proportionate share of any distributions to stockholders and to receive their proportionate share of any dividends that may be declared by the HomeFed board of directors out of funds legally available for this purpose. Upon liquidation, dissolution or winding up of HomeFed, holders of HomeFed common stock will be entitled to receive their proportionate share of assets of HomeFed which are then legally available for distribution to stockholders. The issued and outstanding shares of HomeFed common stock are validly issued, fully paid and nonassessable.

TRANSFER RESTRICTIONS

           Shares of HomeFed common stock are subject to certain transfer restrictions stated in HomeFed's restated certificate of incorporation and in each certificate representing HomeFed stock. These transfer restrictions will remain in effect for a period of time that we call the "restriction period." The restriction period runs until the earlier of:

           o          December 31, 2010;

           o          the repeal of Section 382 of the Internal Revenue Code;
                      and

           o the beginning of a taxable year of HomeFed in which none of the following may be carried forward by HomeFed or one of its subsidiaries for tax purposes:

                      o          operating loss carryovers;

                      o          capital loss carryovers;

                      o          general business credit carryovers; and

                      o alternative minimum tax credit carryovers and foreign tax credit carryovers or "net unrealized built-in loss" within the meaning of
                                 Section 382 (all of which we call "tax
                                 benefits").

Any attempted transfer of HomeFed common stock or any other securities of HomeFed that would be treated as "stock" under applicable tax regulations during the restriction period or pursuant to an agreement entered into during the restriction period will be void to the extent that, as a result of the transfer or a related series of transfers either:

                      o a person or group of persons would become a five percent stockholder of HomeFed as described in Treasury Regulation ss. 1.382-2T(g) and applicable attribution, aggregation and calculation rules, or

                      o the percentage stock ownership interest, as determined under applicable Treasury Regulations, in HomeFed of any five percent stockholder would be increased.

Any transfer of HomeFed stock in violation of these restrictions will not give the transferee voting rights or the right to share in any dividends or distributions on the shares transferred in violation.

           A transfer of HomeFed stock will not be prohibited if the transferor or the purported transferee obtains the approval of the HomeFed board of directors. Our board of directors, as a condition of its approval, may require an opinion of counsel that the transfer will not result in the application of any Section 382 limitation on the use of the tax benefits. Accordingly, because the HomeFed common stock owned by Leucadia, and subsequently the trust, represented more than 5% of our common stock, our board of directors, based upon opinions of tax counsel, approved the transfer to the trust of the stock and the 1998 contracts to buy more stock, as well as the distribution of HomeFed stock by the trust to you.

           If the HomeFed board of directors determines that any purported transfer violated the transfer restrictions, then HomeFed may compel the transferee to transfer the securities, together with any dividends or distributions received, to an agent designated by the HomeFed board of directors and the agent will effect the sale of the securities in one or more arm's length transactions.
The sales proceeds will be applied:

                      o          first to cover the agent's expenses;

                      o second, any remaining amounts will be paid to the purported transferee up to the amount paid for the securities by the purported transferee; and

                      o third, any remaining amounts will be paid to one or more charitable organizations in accordance with HomeFed's restated certificate of incorporation.

           The transfer restrictions do not apply to acquisitions of HomeFed securities directly from HomeFed.

LIMITATION OF LIABILITY

           Our restated certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

           o          for breach of that person's duty of loyalty;

           o for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

           o for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law; and

           o for any transaction resulting in receipt by that person of an improper personal benefit.

           We maintain directors' and officers' liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and we are not aware of any threatened litigation or proceeding, involving any director or officer where indemnification will be required or permitted under our restated certificate of incorporation or our bylaws.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

           HomeFed is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. This section provides in general that a stockholder acquiring more than 15% but less than 85% of the outstanding voting stock of a corporation subject to Section 203 (an "interested stockholder") may not engage in certain business combinations as set forth in Section 203 with the corporation for a period of three years after the date on which the stockholder became an interested stockholder unless (i) prior to that date the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder or (ii) the business combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to HomeFed and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

TRANSFER AGENT AND REGISTRAR

           The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                                    THE TRUST

           The following table sets forth the number of shares of HomeFed common stock (1) owned by the trust as of the date of this prospectus, (2) to be distributed by the trust in the distribution, and (3) to be owned by the trust immediately following the distribution.

                                                                          Shares                                        Shares
                                                                       Beneficially                                  Beneficially
                                                                       Owned Prior               Shares                  Owned
                        Name and Address                               to Offering          to be Distributed       After Offering
                        ----------------                               -----------          -----------------       --------------
Trust under Trust Agreement, dated August 14, 1998, between             50,675,812             50,675,812                  0
Joseph A. Orlando, as Trustee, and Leucadia National
Corporation, for the benefit of its shareholders
        c/o Leucadia National Corporation
        315 Park Avenue South
        New York, New York 10010


                               VALIDITY OF SHARES

           The validity of the common stock distributed hereby will be passed upon for HomeFed by Weil, Gotshal & Manges LLP.

                                     EXPERTS

           The consolidated financial statements of HomeFed Corporation as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 and the financial statements of Otay Land Company, LLC as of December 31, 1998 and for the period from inception (October 14, 1998) through December 31, 1998 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                    WHERE YOU CAN GET ADDITIONAL INFORMATION

           This prospectus constitutes a part of a registration statement on Form S-2 filed by us with the SEC under the Securities Act of 1933, with respect to the common stock that we are distributing in this prospectus. This prospectus does not contain all the information that is contained in the registration statement, some of which we are allowed to omit in accordance with the rules and regulations of the SEC. We refer to the registration statement and to the exhibits filed with the registration statement for further information with respect to HomeFed. Copies of the registration statement and its exhibits are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described below. Statements contained in this prospectus concerning the provisions of documents are summaries of the material provisions of those documents, and each of those statements is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents.

           We file annual, quarterly and current reports and other documents with the SEC under the Securities Exchange Act of 1934, and we file reports, proxy statements and other information with the SEC. You may read and copy any of these reports, proxy statements, other documents or the registration statement may be inspected and copied at the SEC's public reference facilities at:

           o          Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549;

           o Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and

           o          7 World Trade Center, 13th Floor, New York, New York
                      10048.

             Please call the SEC at 1-800-SEC-0330 for further information on its public reference facilities. You can also get copies of these filings by writing to the SEC Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or on the World Wide Web through commercial document retrieval services or at the SEC's Internet address at "http://www.sec.gov."

           The SEC allows us to "incorporate by reference" in this prospectus reports that we file with them, which means that we can disclose important information to you by referring you to those reports. Accordingly, we are incorporating by reference in this prospectus our amended annual report on Form 10-K for the fiscal year ended December 31, 1998 and our amended quarterly report on Form 10-Q for the quarter ended March 31, 1999 and our quarterly report on Form 10-Q for the quarter ended June 30, 1999.

           You may also request a free copy of any of our filings with the SEC, other than documents that constitute exhibits to those filings, by writing or telephoning us at the following address or phone number: Secretary, HomeFed Corporation, 1903 Wright Place, Suite 220, Carlsbad, California 92008 (760) 918-8200.

           YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. WE ARE OFFERING TO DISTRIBUTE SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE THE DISTRIBUTION IS PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY DISTRIBUTION OF COMMON STOCK.


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF HOMEFED CORPORATION

Report of Independent Accountants                                                                   F-1

Consolidated Balance Sheets at December 31, 1998 and 1997                                           F-2

Consolidated Statements of Operations for the years ended December 31, 1998,                        F-3
1997 and 1996

Consolidated Statements of Changes in Stockholders' Deficit for the years ended                     F-4
December 31, 1998, 1997 and 1996

Consolidated Statements of Cash Flows for the years ended December 31, 1998,                        F-5
1997 and 1996

Notes to Consolidated Financial Statements                                                          F-7

Consolidated Balance Sheets at June 30, 1999 (unaudited) and December 31, 1998                      F-14

Consolidated Statements of Operations for the periods ended June 30, 1999 and                       F-15
1998 (unaudited)

Consolidated Statements of Changes in Stockholder's Deficit for the six months                      F-16
ended June 30, 1999 and 1998 (unaudited)

Consolidated Statements of Cash Flows for the six months ended June 30, 1999                        F-17
and 1998 (unaudited)

Notes to Unaudited Interim Consolidated Financial Statements                                        F-18

FINANCIAL STATEMENTS OF OTAY LAND COMPANY, LLC

Report of Independent Accountants                                                                   F-21

Balance Sheet at December 31, 1998                                                                  F-22

Statement of Operations from Inception (October 14, 1998) to December 31, 1998                      F-23

Statement of Changes in Members' Capital for the Period from Inception (October                     F-24
14, 1998) to December 31, 1998

Statement of Cash Flows from Inception (October 14, 1998) to December 31, 1998                      F-25

Notes to Financial Statements                                                                       F-26

                                       44

Balance Sheets at June 30, 1999 (unaudited) and                                                     F-29
December 31, 1998

Statements of Operations for the periods ended                                                      F-30
June 30, 1999 (unaudited)

Statement of Changes in Members' Capital for the                                                    F-31
six months ended June 30, 1999 (unaudited)

Statement of Cash Flows for the six months ended                                                    F-32
June 30, 1999 (unaudited)

Notes to Interim Financial Statements (Unaudited)                                                   F-33


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Stockholders of HomeFed Corporation:


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' deficit and cash flows, after the restatement described in Note 1, present fairly, in all material respects, the financial position of HomeFed Corporation (the "Company") as of December 31, 1998 and 1997, and the results of their operations, changes in stockholders' deficit and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/PricewaterhouseCoopers LLP


Salt Lake City, Utah
March 19, 1999, except for Note 1, Basis of Presentation, as to which the date is September 21, 1999

HOMEFED CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1998 and 1997
(Dollars in thousands, except par value)


ASSETS                                                            1998                 1997
- ------                                                       -------------        ------------

Land and real estate held for development and sale           $      4,636         $      9,652
Cash and cash equivalents                                           3,120                4,195
Restricted cash                                                     1,127                1,073
Investment in Otay Land Company, LLC                                9,917                   -
Other investments                                                      79                   75
Deposits and other assets                                             164                  462
                                                             -------------        ------------
TOTAL                                                        $     19,043         $     15,457
                                                             =============        ============

LIABILITIES
- -----------
Note payable to Leucadia Financial Corporation               $     19,736         $     26,085
Accounts payable and accrued liabilities                              802                  111
                                                             -------------        ------------

       TOTAL LIABILITIES                                           20,538               26,196
                                                             -------------        ------------

COMMITMENTS AND CONTINGENCIES
- -----------------------------

COMMON STOCK SUBSCRIPTION
- -------------------------
Advance under common stock subscription                             6,710                   -
                                                             -------------        ------------

STOCKHOLDERS' DEFICIT
- ---------------------
Common stock, $.01 par value,
    100,000,000 shares authorized;
    10,000,000 shares outstanding                                     100                  100
Additional paid-in capital                                        346,919              339,904
Accumulated deficit                                              (355,224)            (350,743)
                                                             -------------        -------------

       TOTAL STOCKHOLDERS' DEFICIT                                 (8,205)             (10,739)
                                                             -------------        -------------

TOTAL                                                        $     19,043         $     15,457
                                                             =============        ============






The accompanying notes are an integral part of these consolidated financial statements.

HOMEFED CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 1998, 1997 and 1996
(Dollars in thousands, except per share amounts)

                                                                      1998                 1997                1996
                                                                  -------------        -------------       ------------

Sales of residential properties                                   $      5,752         $      4,011        $      8,988
Cost of sales                                                            5,714                4,048               9,452
                                                                  -------------        -------------       ------------

Gross profit (loss)                                                         38                  (37)               (464)

Provision for losses on real estate investments                            425                  153               1,583
Interest expense relating to Leucadia Financial
    Corporation                                                          2,828                2,997               3,054
Other interest expense                                                      -                    -                    9
General and administrative expenses                                      1,192                  597               1,171
Management fees to Leucadia Financial Corporation                          138                   80                 143
                                                                  -------------        -------------       ------------

Loss from operations                                                    (4,545)              (3,864)             (6,424)
Equity in losses from Otay Land Company, LLC                              (208)                  -                   -
Other income - net                                                         312                  319                 181
                                                                  -------------        -------------       ------------

Loss before income taxes                                                (4,441)              (3,545)             (6,243)

Income tax expense                                                         (40)                 (32)                (54)
                                                                  -------------        -------------       -------------

Net loss                                                          $     (4,481)        $     (3,577)       $     (6,297)
                                                                  =============        =============       =============

Basic loss per common share                                       $     (0.45)         $     (0.36)        $     (0.63)
                                                                  ============         ============        ============

Diluted loss per common share                                     $     (0.45)         $     (0.36)        $     (0.63)
                                                                  ============         ============        ============











The accompanying notes are an integral part of these consolidated financial statements.

HOMEFED CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 1998, 1997 and 1996
(Dollars in thousands)

                                                Common
                                                 Stock    Additional                  Total
                                               $.01 Par    Paid-in    Accumulated  Stockholders'
                                                 Value     Capital      Deficit      Deficit
                                             ---------    ---------    ---------    ---------

BALANCE, JANUARY 1, 1996                     $     100    $ 339,904    $(340,869)   $    (865)

    Net loss                                                              (6,297)      (6,297)
                                             ---------    ---------    ---------    ---------

BALANCE, DECEMBER 31, 1996                         100      339,904     (347,166)      (7,162)

    Net loss                                                              (3,577)      (3,577)
                                             ---------    ---------    ---------    ---------

BALANCE, DECEMBER 31, 1997                         100      339,904     (350,743)     (10,739)

    Contribution of capital resulting from
       restructuring of note payable to
       Leucadia Financial Corporation                        7,015                      7,015

    Net loss                                                              (4,481)      (4,481)
                                             ---------    ---------    ---------    ---------

BALANCE, DECEMBER 31, 1998                   $     100    $ 346,919    $(355,224)   $  (8,205)
                                             =========    =========    =========    =========









The accompanying notes are an integral part of these consolidated financial statements.

HomeFed Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 1998, 1997 and 1996
(Dollars in thousands)


                                                                            1998                 1997                1996
                                                                        -------------        -------------       ------------
CASH FLOWS FROM OPERATING ACTIVITIES:


Net loss                                                                $     (4,481)        $     (3,577)       $     (6,297)

Adjustments to reconcile net loss to net cash provided by
operating activities:
    Provision for losses on real estate investments                              425                  153               1,583
    Accrued interest added to notes payable to
          Leucadia Financial Corporation                                         666                2,208               2,957
    Equity in losses from Otay Land Company, LLC                                 208                   -                   -
    Changes in operating assets and liabilities:
          Land and real estate held for development and sale                   4,591                3,723               6,958
          Deposits and other assets                                              298                  136                 366
          Accounts payable and accrued liabilities                               691                 (265)               (218)
    Decrease (increase) in restricted cash                                       (54)                  12                  20
                                                                        -------------        -------------       ------------
          Net cash provided by operating activities                            2,344                2,390               5,369
                                                                        -------------        -------------       ------------


CASH FLOWS FROM INVESTING ACTIVITIES:

Decrease in other assets                                                          -                    -                  250
Contributions to Otay Land Company, LLC                                      (10,125)                  -                   -
Distributions from joint ventures                                                 -                    -                    7
Decrease (increase) in other investments                                          (4)                  (4)                 12
                                                                        -------------        -------------       ------------
          Net cash provided by (used in) investing activities                (10,129)                  (4)                269
                                                                        -------------        -------------       ------------


(CONTINUED)








The accompanying notes are an integral part of these consolidated financial statements.

HomeFed Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the years ended December 31, 1998, 1997 and 1996
(Dollars in thousands)

                                                                             1998                 1997                1996
                                                                        ------------         ------------        -----------


CASH FLOWS FROM FINANCING ACTIVITIES:

Additions to notes payable to Leucadia Financing
    Corporation                                                         $         -          $         -         $      1,439
Repayments of notes payable to Leucadia Financing
    Corporation                                                                   -                    -               (7,515)
Repayments of other notes payable                                                 -                    -                 (126)
Advance under common stock subscription                                        6,710                   -                   -
                                                                        ------------         ------------        -------------
          Net cash provided by (used in) financing activities                  6,710                   -               (6,202)
                                                                        ------------         ------------        -------------

NET INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS                                                               (1,075)               2,386                (564)

CASH AND CASH EQUIVALENTS, BEGINNING
    OF YEAR                                                                    4,195                1,809               2,373
                                                                        ------------         ------------        ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                  $      3,120         $      4,195        $      1,809
                                                                        ============         ============        ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
    INFORMATION:

Cash paid for interest (net of amounts capitalized)                     $      2,162         $        789        $        492
                                                                        ============         ============        ============

Cash paid for income taxes                                              $         28         $         31        $         59
                                                                        ============         ============        ============







The accompanying notes are an integral part of these consolidated financial statements.

HOMEFED CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           BASIS OF PRESENTATION - The accompanying consolidated financial statements include the accounts of HomeFed Corporation (the "Company"), and the Company's wholly-owned subsidiaries, HomeFed Communities, Inc. ("HomeFed Communities") and HomeFed Resources Corporation. The Company is engaged, directly and through its subsidiaries, in the investment in and development of residential real estate properties in California. All significant intercompany balances and transactions have been eliminated in consolidation.

           The Company accounts for its investment in Otay Land Company, LLC ("Otay Land Company"), under the equity method of accounting since the Company has the ability to exert significant influence but does not control this investment.


           The consolidated financial statements have been restated to reflect the accrual of a minority interest charge of $208,000 reflecting Leucadia National Corporation's ("Leucadia") minimum preferred return in Otay Land Company from its inception (October 1998) through December 31, 1998. In addition, certain amounts for prior periods have been reclassified to be consistent with the 1998 presentation.


           LAND AND REAL ESTATE HELD FOR DEVELOPMENT AND SALE - Land and real estate held for development and sale is carried at the lower of cost or fair value less costs to sell. The cost of land and real estate held for development and sale includes all expenditures incurred in connection with the acquisition, development and construction of the property, including interest and property taxes. Revenue from incidental operations relating specifically to property under development is treated as a reduction of capitalized costs. Land costs included in land and real estate held for development and sale are allocated to lots based on relative fair values prior to development and are charged to cost of sales at the time of sale.

           CASH AND CASH EQUIVALENTS - Cash and cash equivalents include short-term, highly liquid investments that are readily convertible to cash. The majority of the Company's cash and cash equivalents are held by one financial institution in Salt Lake City, Utah.

           RESTRICTED CASH - Restricted cash consists of amounts reserved for warranty obligations on homes sold and amounts reserved as collateral relating to an outstanding standby letter of credit.

           INVESTMENTS - Investments consist of liquid mutual fund accounts and are carried at cost, which approximates market value.

           REVENUE RECOGNITION - Revenue from the sale of real estate is recognized at the time title is conveyed to the buyer at the close of escrow, minimum down payment requirements are met, the terms of any notes received satisfy continuing payment requirements, and there are no requirements for continuing involvement with the properties. When it is determined that the earning process is not complete, income is deferred using the installment, cost recovery or percentage of completion methods of accounting, as appropriate.

           ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities at the date of the financial statements and (iii) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HOMEFED CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

           PROVISIONS FOR LOSSES ON REAL ESTATE INVESTMENTS - Management periodically assesses the recoverability of its real estate investments by comparing the carrying amount of the investments with their fair value less costs to sell. The process involved in the determination of fair value requires estimates as to future events and market conditions. This estimation process assumes the Company has the ability to complete development and dispose of its real estate properties in the ordinary course of business based on management's present plans and intentions. When management determines that the carrying value of specific real estate investments should be reduced to properly record these assets at fair value less costs to sell, this write-down is recorded as a charge to current period operations.

           CAPITALIZATION OF INTEREST AND REAL ESTATE TAXES - Interest and real estate taxes attributable to land and home construction are capitalized and added to the cost of those properties while the properties are being actively developed.

2.         LAND AND REAL ESTATE HELD FOR DEVELOPMENT AND SALE

           A summary of land and real estate held for development and sale by project follows:

                                                    December 31,
                                         -----------------------------------
                                              1998                 1997
                                         --------------       --------------

Paradise Valley                          $    4,636,000       $    7,265,000

Silverwood                                           -             2,387,000
                                         --------------       --------------

             Total                       $    4,636,000       $    9,652,000
                                         ==============       ==============


           Interest capitalized in land and real estate held for development and sale in 1996 was $26,000. No interest was capitalized in land and real estate held for development and sale during 1998 and 1997.

           All land and real estate held for development and sale is property in California and is pledged as collateral under the Amended and Restated Loan Agreement.

3.         NOTES PAYABLE

           As of August 14, 1998, the Company and LFC entered into an Amended and Restated Loan Agreement pursuant to which the Company and LFC amended the original loan agreement dated July 3, 1995 and restructured the Company's outstanding 12% Secured Convertible Note due 2003 ("Convertible Note") held by LFC. The restructured note dated August 14, 1998 (the "Restructured Note") has a principal amount of approximately $26,462,000 (reflecting the original $20,000,000 principal balance of the Convertible Note, together with additions to principal resulting from accrued and unpaid interest thereon to the date of the restructuring, as allowed under the terms of the Convertible Note), extends the maturity date from July 3, 2003 to December 31, 2004, reduces the interest rate from 12% to 6% and eliminates the convertibility feature of the Convertible Note. The Restructured Note is collateralized by a perfected first priority security interest in all assets of the borrower, whether now owned or hereafter acquired. No principal payments are due under the Restructured Note until its maturity date.

HOMEFED CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.         NOTES PAYABLE, continued:

           As a result of the restructuring of the Convertible Note, the Restructured Note was recorded at fair value and the approximate $7,015,000 difference between the fair value of the Restructured Note and the carrying value of the Convertible Note was reflected as additional paid-in capital. This difference will be amortized as interest expense over the term of the Restructured Note using the interest method. Approximately $289,000 was amortized to interest expense during 1998. The carrying amount of this Restructured Note, net of this discount for fair value, was $19,736,000 at December 31, 1998.

           Interest accrued during the years ended December 31, 1998, 1997 and 1996 of $377,000, $2,208,000 and $2,669,000, respectively, was not paid and was added to the principal balance. Additional interest of $2,162,000, and $789,000 accrued during 1998 and 1997, respectively, was paid by the Company.

4.         INVESTMENT IN OTAY LAND COMPANY, LLC

           On October 14, 1998, the Company and Leucadia formed Otay Land Company for the purpose of purchasing 4,800 acres of land located within the 22,900-acre Otay Ranch planning area, located south of San Diego, California. The Company initially contributed $10,000,000 as capital and Leucadia contributed $10,000,000 as a preferred capital interest to Otay Land Company and the Company contributed an additional $125,000 as capital in 1998; the Company will act as development manager of this project.

           The following table provides certain summarized data with respect to Otay Land Company accounted for by the Company using the equity method of accounting for the year ended December 31, 1998.

              Assets                                           $     20,460,000

              Liabilities                                               335,000
                                                               ----------------

                          Net Assets                           $     20,125,000
                                                               ================

   The Company's portion of the reported net assets            $     10,125,000
                                                               ================

           For information with respect to the priority of distributions from Otay Land Company, see note 9(d).

5.         INCOME TAXES

           The income tax expense for all years presented principally relates to state franchise taxes. The Company has not recognized any tax benefit from its operating losses in all years presented.

           In 1997, the Internal Revenue Service granted the Company a favorable ruling on the Company's private letter ruling request and the Company received permission to reattribute a portion of the net operating losses from HomeFed Bank, F.S.B. ("HomeFed Bank") and its subsidiaries to the Company. The amount of net operating loss ("NOL") carryforwards reattributed was approximately $219,324,000.

HOMEFED CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


5.         INCOME TAXES, continued:

           The Company and its wholly-owned subsidiaries have NOL carryforwards available for federal income tax purposes of $266,245,000 as of December 31, 1998, including the NOLs reattributed to the Company by HomeFed Bank and its subsidiaries. These carryforwards were generated during 1984-1998 and expire during 1999-2018. For state income tax purposes, available NOLs as of December 31, 1998 total $32,305,000 and expire in 1999-2013.

           At December 31, the net deferred tax asset consisted of the following:

                                                1998                 1997
                                        -----------------    ----------------

          NOL carryforwards             $     95,789,000     $     89,623,000
          Land basis                           3,081,000            6,000,000
          Other                                   28,000               78,000
                                        -----------------    ----------------
                                              98,898,000           95,701,000
          Valuation allowance                (98,898,000)         (95,701,000)
                                        -----------------    -----------------
                                        $              0     $              0
                                        =================    ================

           The valuation allowance has been provided on the total amount of the deferred tax asset due to the uncertainty of future taxable income necessary for realization of the deferred tax asset. The valuation allowance increased by $3,197,000 and $76,100,000 in 1998 and 1997, respectively.

6.         PROVISION FOR LOSSES ON REAL ESTATE INVESTMENTS

           For the years ended December 31, 1998, 1997 and 1996, the Company recorded a loss of $425,000, $153,000 and $1,583,000, respectively, due to its decision not to complete the home development on the four detached single-family residential sites at the Paradise Valley project as originally planned and due to the revaluation of the other sites. The loss for each year was determined by comparing the carrying value of the investment to its fair value less costs to sell based on offers the Company has received and sales of comparable real estate.

7.         EARNINGS PER SHARE

           Basic loss per share of Common Stock for all years presented were calculated by dividing net loss by the 10,000,000 shares of Common Stock issued on July 3, 1995.

           Diluted loss per share of Common Stock were calculated as described above. The number of shares used to calculate diluted loss per share was 10,000,000 for each of the years ended December 31, 1998, 1997 and 1996, respectively. The calculation of diluted loss per share does not include Common Stock equivalents of 49,647,893, 54,073,383 and 49,314,276, respectively, which are antidilutive.

8.         COMMITMENTS AND CONTINGENCIES

           One of the Company's consolidated real estate partnerships placed approximately $1,000,000 on deposit with a financial institution in Salt Lake City, Utah to collateralize a standby letter of credit. The amount of the deposit is included in restricted cash. The letter of credit was issued to guaranty the partnership's obligation under a property development agreement to construct a recreation center.

HOMEFED CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


8.         COMMITMENTS AND CONTINGENCIES, continued:

           One of the Company's wholly-owned subsidiaries, HomeFed Communities, must maintain a net worth of $5,000,000 and a cash balance of $400,000 in order to ensure its ability to pay amounts which may become due under an indemnity agreement with a third-party surety which provided security for certain obligations of the partnership in which HomeFed Communities was a partner. If HomeFed Communities does not meet these requirements, it must post an irrevocable letter of credit in the amount of 50% of the face value of the bonds issued by the surety. This letter of credit amount is currently estimated to be approximately $460,000.

9.         RELATED PARTY TRANSACTIONS

           The Company has entered into the following related party transactions with Leucadia and its subsidiary, LFC.

           (a) Amended Loan Agreement. As of August 14, 1998, the Company and LFC entered into an Amended and Restated Loan Agreement, pursuant to which the Company and LFC amended the original loan agreement dated July 3, 1995 and restructured the outstanding Convertible Note held by LFC. The Restructured Note has a principal amount of approximately $26,462,380 (reflecting the original $20,000,000 principal balance of the Convertible Note, together with additions to principal resulting from accrued and unpaid interest thereon to the date of the restructuring, as allowed under the terms of the Convertible Note), extends the maturity date from July 3, 2003 to December 31, 2004, reduces the interest rate from 12% to 6% and eliminates the convertibility feature of the Convertible Note. Interest only on the Restructured Note is paid quarterly and all unpaid principal is due on the maturity date. During the year ended December 31, 1998, the Company paid to LFC approximately $2,162,000 in interest on the Convertible Note and the Restructured Note. Also during this period, interest of approximately $377,000 was not paid and was added to the principal balance of the Convertible Note.

           As a result of the restructuring of the Convertible Note, the Restructured Note was recorded at fair value and the approximate $7,015,000 difference between such amount and the carrying value of the Convertible Note was reflected as additional paid-in capital. The $7,015,000 difference between the fair value of the Restructured Note and the carrying value of the Convertible Note will be amortized over the term of the Restructured Note using the interest method. Approximately $289,000 was amortized as interest expense in 1998.

           (b) Stock Purchase Agreements. In August and October 1998, the Company entered into stock purchase agreements (the "Stock Purchase Agreements") with Leucadia, pursuant to which the Company agreed to sell an aggregate of 46,557,826 additional shares of its Common Stock to Leucadia for an aggregate purchase price of $8,380,000. In connection with the Stock Purchase Agreements, Leucadia advanced to the Company $6,710,000 of the total purchase price, which amount is refundable in the event the closing of the Stock Purchase Agreements do not occur. The Stock Purchase Agreements provide that the balance of the purchase price will be paid at the closing and that the closing will occur on or after July 5, 1999, subject to the satisfaction of certain conditions. In 1998, Leucadia assigned the Stock Purchase Agreements to the Leucadia Trust. Upon consummation of the Stock Purchase Agreements, the Leucadia Trust will own 89.6% of the Common Stock to be outstanding. The Company has been advised that, following the purchase of Common Stock under the two Stock Purchase Agreements and the effectiveness of a registration statement to be filed with the Securities and Exchange Commission, the Leucadia Trust intends to distribute to its beneficial holders all of the Company's Common Stock owned by the Trust as promptly as practicable.

HOMEFED CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


9.         RELATED PARTY TRANSACTIONS, continued:

           (c) Development Agreement. As of August 14, 1998, the Company entered into a Development Management Agreement ("Development Agreement") with an indirect subsidiary of Leucadia that owns certain real property located in the City of San Marcos, County of San Diego, California, to develop a master-planned residential project on such property. The project, known as San Elijo Hills, is intended to be developed into a community of approximately 3,400 homes over the next ten years. The Development Agreement provides that the Company will act as the development manager with responsibility for the overall management of the project, including arranging financing for the project, marketing and sales activity, and acting as the construction manager. The Development Agreement provides for the Company to receive a profit participation (as determined in accordance with the Development Agreement), and fee income for project management and marketing services based on the revenues derived from the project.

           (d) Otay Land Company, LLC. As of October 14, 1998, the Company and Leucadia formed Otay Land Company. The Company initially contributed $10,000,000 as capital and Leucadia contributed $10,000,000 as a preferred capital interest. The Company also contributed $125,000 as capital in 1998. The Company will act as the manager of Otay Land Company. Otay Land Company has acquired, for approximately $19,500,000, approximately 4,800 acres of land which is part of a 22,900-acre project located south of San Diego, California, known as Otay Ranch.

           All distributions by Otay Land Company shall be distributed to the Company and Leucadia in the following order of priority: (i) to pay Leucadia an annual minimum cumulative preferred return of 10% on all preferred capital contributed by Leucadia; (ii) to pay Leucadia an annual cumulative preferred return of 2% on all preferred capital provided by Leucadia, but payable only out of and to the extent there are profits; (iii) to repay all preferred capital provided by Leucadia; and (iv) any remaining funds are to be distributed to the Company.

           (e) Administrative Services Agreement. Pursuant to administrative services agreements, LFC provides administrative services to the Company, including providing the services of two of the Company's three executive officers. Administrative fees paid to LFC in 1998, 1997 and 1996 were $138,000, $80,000 and $143,000, respectively. Effective March 1, 1999, the Company and LFC entered into a new three year administrative services agreement pursuant to which the Company will pay LFC an administrative fee of $296,101 for the first annual period, with the fee for subsequent annual periods to be negotiated.

           The Company's corporate office is located at 1903 Wright Place, Suite 220, Carlsbad, California in an office building occupied and leased by a subsidiary of Leucadia.

           (f) Silverwood Project. On February 27, 1998, the Company purchased 19 lots at the Silverwood project from LFC for a purchase price of $500,000.

10.        FAIR VALUE OF FINANCIAL INSTRUMENTS

           The Company's material financial instruments include cash and cash equivalents, restricted cash, investments and notes payable. In all cases, the carrying amount of such financial instruments approximates their fair values. In cases where quoted market prices are not available, fair values are based on estimates using present value techniques.

HOMEFED CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


11.        SUBSEQUENT EVENTS

           On February 2, 1999, one of the Company's consolidated partnerships placed approximately $197,000 on deposit with a financial institution in Salt Lake City, Utah to secure a standby letter of credit. The letter of credit was issued to guaranty the partnership's obligation to complete landscape, irrigation and fencing improvements at the Paradise Valley project.

           On February 23, 1999, one of the Company's consolidated partnerships sold the remaining 75 residential lots at the Paradise Valley project for $2,250,000, less closing costs.

HOMEFED CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 1999 and December 31, 1998
(Dollars in thousands, except par value)


                                                                  JUNE 30,               DECEMBER 31,
                                                                    1999                     1998
                                                               ---------------          --------------
                                                                 (Unaudited)

ASSETS
- ------
Land and real estate held for development and sale             $        2,531           $        4,636
Cash and cash equivalents                                               2,205                    3,120
Restricted cash                                                         1,321                    1,127
Investment in Otay Land Company, LLC                                   10,119                    9,917
Other investments                                                          -                        79
Deposits and other assets                                                 321                      164
                                                               ---------------          --------------

TOTAL                                                          $       16,497           $       19,043
                                                               ===============          ==============

LIABILITIES
- -----------
Note payable to Leucadia Financial Corporation                 $       20,129           $       19,736
Accounts payable and accrued liabilities                                1,032                      802
                                                               ---------------          --------------

          Total liabilities                                            21,161                   20,538
                                                               ---------------          --------------

COMMON STOCK SUBSCRIPTION
- -------------------------
Advance under common stock subscription                                 6,710                    6,710
                                                               ---------------          --------------

STOCKHOLDERS' DEFICIT
- ---------------------
Common Stock, $.01 par value;
    100,000,000 shares authorized;                                        100                      100
    10,000,000 shares outstanding
Additional paid-in capital                                            346,919                  346,919
Accumulated deficit                                                  (358,393)                (355,224)
                                                               ---------------          ---------------

          Total stockholders' deficit                                 (11,374)                  (8,205)
                                                               ---------------          ---------------

TOTAL                                                          $       16,497           $       19,043
                                                               ===============           ==============





            See Notes to interim consolidated financial statements.

HOMEFED CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended June 30, 1999 and 1998
(In thousands, except per share amounts)
(Unaudited)

                                                                 For the Three          For the Six
                                                               Month Period Ended   Month Period Ended
                                                                    June 30,             June 30,
                                                               ------------------   ------------------
                                                                 1999       1998       1999       1998
                                                              -------    -------    -------    -------

Sales of residential properties                               $  --      $  --      $ 2,250    $   891
Costs of sales                                                $  --      $  --        2,218        894
                                                              -------    -------    -------    -------

Gross profit (loss)                                              --         --           32         (3)

Provision for losses on real estate investments                  --         --          255       --
Interest expense relating to Leucadia Financial Corporation       596        780      1,180      1,552
General and administrative expenses                               609        174      1,177        305
Management fees to Leucadia Financial Corporation                  74         13        148         30
                                                              -------    -------    -------    -------

Loss from operations                                           (1,279)      (967)    (2,728)    (1,890)
Equity in losses from Otay Land Company, LLC                     (266)      --         (523)      --
Other income, net                                                  50         64        102        134
                                                              -------    -------    -------    -------

Loss before income taxes                                       (1,495)      (903)    (3,149)    (1,756)

Income tax expense                                                (12)        (8)       (20)       (17)
                                                              -------    -------    -------    -------

Net loss                                                      $(1,507)   $  (911)   $(3,169)   $(1,773)
                                                              =======    =======    =======    =======

Basic loss per common share                                   $ (0.15)   $ (0.09)   $ (0.32)   $ (0.18)
                                                              =======    =======    =======    =======

Diluted loss per common share                                 $ (0.15)   $ (0.09)   $ (0.32)   $ (0.18)
                                                              =======    =======    =======    =======







            See Notes to interim consolidated financial statements.

HOMEFED CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the six months ended June 30, 1999 and 1998
(In thousands)
(Unaudited)

                                                 Common
                                                 Stock            Additional                                      Total
                                                $.01 Par            Paid-in             Accumulated           Stockholders'
                                                 Value              Capital               Deficit                Deficit
                                                 -------         -------------        -------------            -------------


BALANCE, JANUARY 1, 1998                         $  100          $    339,904         $   (350,743)            $    (10,739)
    Net loss                                                                                (1,773)                  (1,773)
                                                 -------         -------------        -------------            -------------

BALANCE, JUNE 30, 1998                           $  100          $    339,904         $   (352,516)            $    (12,512)
                                                 =======         =============        =============            =============

BALANCE, JANUARY 1, 1999                         $  100          $    346,919         $   (355,224)            $     (8,205)
    Net loss                                                                                (3,169)                  (3,169)
                                                 -------         -------------        -------------            -------------

BALANCE, JUNE 30, 1999                           $  100          $    346,919         $   (358,393)            $    (11,374)
                                                 =======         =============        =============            =============






            See Notes to interim consolidated financial statements.

HOMEFED CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended June 30, 1999 and 1998
(In thousands)
(Unaudited)

                                                                                                  1999                 1998
                                                                                              -------------        ------------
CASH FLOWS FROM OPERATING ACTIVITIES:


Net loss                                                                                      $     (3,169)        $     (1,773)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
    Provision for losses on real estate investments                                                    255                   -
    Accrued interest added to note payable to Leucadia Financial Corporation                           393                   -
    Equity in losses from Otay Land Company, LLC                                                       523                   -
    Changes in operating assets and liabilities:
       Land and real estate held for development and sale                                            1,850                  322
       Deposits and other assets                                                                      (157)                 226
       Accounts payable and accrued liabilities                                                        230                   12
    Decrease (increase) in restricted cash                                                            (194)                   2
                                                                                              -------------        ------------

          Net cash used in operating activities                                                       (269)              (1,211)
                                                                                              --------------       -------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Contributions to Otay Land Company, LLC                                                               (725)                  -

Decrease (increase) in other investments                                                                79                   (2)
                                                                                              -------------        -------------

          Net cash used in investing activities                                                       (646)                  (2)
                                                                                              --------------       -------------

Net decrease in cash and cash equivalents                                                             (915)              (1,213)

Cash and cash equivalents, beginning of period                                                       3,120                4,195
                                                                                              -------------        ------------

Cash and cash equivalents, end of period                                                      $      2,205         $      2,982
                                                                                              =============        ============





            See Notes to interim consolidated financial statements.

                      HOMEFED CORPORATION AND SUBSIDIARIES
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. The unaudited interim consolidated financial statements, which reflect all adjustments (consisting only of normal recurring items) that management believes are necessary to present fairly the financial position, results of operations and cash flows, should be read in conjunction with the audited consolidated financial statements for HomeFed Corporation for the year ended December 31, 1998 which are included in the Company's Annual Report on Form 10-K, as amended by Form 10-K/A, for such year (the "1998 10-K"). Results of operations for interim periods are not necessarily indicative of annual results of operations. The consolidated balance sheet at December 31, 1998 was derived from the Company's audited consolidated financial statements in the 1998 10-K, and does not include all disclosures required by generally accepted accounting principles for annual financial statements.


           The Company's unaudited interim financial statements have been restated to reflect the accrual of a minority interest charge of $250,000 per quarter representing Leucadia National Corporation's ("Leucadia") minimum preferred return in Otay Land Company, LLC ("Otay Land Company") and to reflect Otay Land Company under the equity method of accounting rather than the consolidation method of accounting because Leucadia, although the minority member of Otay Land Company, has certain approval rights which could, if exercised, affect the Company's ability to control Otay Land Company. The noncash effects on the consolidated financial statements are a decrease in land of $20,803,000, a decrease in minority interest of $10,000,000 and an increase in Investment in Otay Land Company, LLC of $10,119,000. Effective September 20, 1999, the Company and Leucadia amended the limited liability company agreement for Otay Land Company to eliminate these approval rights and, as a result, the Company has the ability to control Otay Land Company effective as of September 20, 1999. Accordingly, Otay Land Company will be consolidated in the Company's financial statements as of September 30, 1999.


2. In 1992, the Company filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. The Company emerged from bankruptcy in 1995 pursuant to a plan of reorganization (the "Plan"). Leucadia Financial Corporation ("LFC"), an indirect wholly-owned subsidiary of Leucadia, principally funded the Plan by purchasing a $20,000,000 principal amount, 12% secured convertible note due 2003 (the "Convertible Note") and 2,700,000 shares of newly issued common stock, par value $.01 per share ("Common Stock") of the Company. In addition, LFC received 1,417,986 shares of Common Stock of the Company under the Plan. These shares, together with the shares LFC purchased, constituted 41.2% of the issued and outstanding Common Stock of the Company following the bankruptcy.

3. In August 1998, in connection with the stock purchase agreements and development management agreement referred to below, the Company and LFC entered into an Amended and Restated Loan Agreement, pursuant to which the Company and LFC restructured the outstanding Convertible Note held by LFC. The Restructured Note has a principal amount of approximately $26,462,000 (reflecting the original $20,000,000 principal balance of the Convertible Note, together with additions to principal resulting from accrued and unpaid interest thereon to the date of the restructuring, as allowed under the terms of the Convertible Note), extends the maturity date from July 3, 2003 to December 31, 2004, reduces the interest rate from 12% to 6% and eliminates the convertibility feature of the Convertible Note. Interest only on the Restructured Note is paid quarterly and all unpaid principal is due on the maturity date. During the six-month period ended June 30, 1999, interest of approximately $787,000 was paid to LFC. As a result of the restructuring of the Convertible Note, the Restructured Note was recorded at fair value and the approximately $7,015,000 difference between such amount and the carrying value of the Convertible Note was reflected as additional paid-in capital. The $7,015,000 difference between the fair value of the Restructured Note and the carrying value of the Convertible

           Note will be amortized as interest expense over the term of the Restructured Note using the interest method. Approximately $393,000 was amortized as interest expense during the six-month period ended June 30, 1999.

4. In August and October 1998, in connection with the execution of the development management agreement for San Elijo Hills and the restructuring of the Convertible Note, Leucadia entered into agreements to purchase, on or after July 5, 1999, an additional 46,557,826 shares of Common Stock for aggregate consideration of $8,380,000. In 1998, Leucadia irrevocably transferred all of the Common Stock that it beneficially owned, together with the stock purchase agreements, to a trust (the "Leucadia Trust") formed for the benefit of Leucadia shareholders of record as of August 25, 1998 (the "Trust Beneficiaries"). The Leucadia Trust currently holds the 41.2% of the Company's issued and outstanding Common Stock that LFC acquired under the Plan, together with the stock purchase agreements. Upon consummation of the purchases under these stock purchase agreements, the Leucadia Trust will beneficially own 89.6% of the issued and outstanding Common Stock of the Company. Pursuant to the terms of the agreement governing the Leucadia Trust, the Leucadia Trust will terminate on the earlier of: (i) the date when all of the Company's Common Stock and any rights remaining under the stock purchase agreements have been distributed to the Trust Beneficiaries or (ii) December 31, 2001. Under the terms of the trust agreement, the Leucadia Trust is required to distribute all of the Company's Common Stock that it owns as promptly as practicable following the purchase of Common Stock under the two stock purchase agreements and the effectiveness of a registration statement filed with the Securities and Exchange Commission.

5. Basic loss per share of Common Stock for all periods presented was calculated by dividing the net loss by the 10,000,000 shares of Common Stock outstanding for the periods.

           Diluted loss per share of Common Stock was calculated as described above. The number of shares used to calculate diluted loss per share was 10,000,000 for 1999 and 1998. The calculation of diluted loss per share does not include Common Stock equivalents of 46,557,826 and 54,400,000 for 1999 and 1998, respectively, which are antidilutive.

6. As of October 14, 1998, the Company and Leucadia formed Otay Land Company. The Company initially contributed $10,000,000 as capital and Leucadia contributed $10,000,000 as a preferred capital interest. The Company also contributed $125,000 as capital in 1998 and $725,000 during the six-month period ended June 30, 1999. The Company is the manager of Otay Land Company. Otay Land Company has acquired, for approximately $19,500,000, approximately 4,800 acres of land which is part of a 22,900-acre project located south of San Diego, California, known as Otay Ranch. Distributions of net income from this investment first will be paid to Leucadia until it has received an annual cumulative preferred return of 12% on, and repayment of, its preferred investment. Any remaining funds are to be distributed to the Company.

7. Pursuant to administrative services agreements, LFC provides administrative services to the Company, including providing the services of two of the Company's three executive officers. Effective March 1, 1999, the Company and LFC entered into a new three year administrative services agreement pursuant to which the Company will pay LFC an administrative fee of $296,101 for the first annual period, with the fee for subsequent annual periods to be negotiated. Fees paid by the Company to LFC totaled $148,000 for the six-month period ended June 30, 1999.

           The Company rents office space and furnishings from a subsidiary of Leucadia for a monthly amount equal to its share of the Leucadia subsidiary's cost for such space and furnishings. For the six months ended June 30, 1999, the Company accrued $90,000 in rental expense, related to space provided by Leucadia or its affiliates, to the Leucadia subsidiary.

8. On July 8, 1999, the Company received approximately $1,670,000 in final payment of the common stock subscription and issued 46,557,826 shares of HomeFed Common Stock to the Leucadia Trust as described in
           Note 4 above.

           On July 15, 1999, the Company sold one of its three clustered housing development sites at the Paradise Valley project for $350,000, less closing costs. The book value of this site was approximately $315,000.

           In February 1999, one of the Company's consolidated partnerships placed approximately $197,000 on deposit with a financial institution in Salt Lake City, Utah to secure a standby letter of credit. The letter of credit was issued to guaranty the partnership's obligation to complete landscape, irrigation and fencing improvements at the Paradise Valley project. This letter of credit expired on August 6, 1999 and the cash of approximately $197,000 was deposited in the Company's operating account.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Members of
Otay Land Company, LLC

In our opinion, the accompanying balance sheet and the related statements of operations, of members' capital and of cash flows present fairly, in all material respects, the financial position of Otay Land Company, LLC (the "Company") at December 31, 1998, and the results of its operations and its cash flows for the period from inception (October 14, 1998) to December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.





/s/PRICEWATERHOUSECOOPERS LLP


Salt Lake City, Utah
March 19, 1999


Otay Land Company, LLC
Balance Sheet
- --------------------------------------------------------------------------------
                                                                                    DECEMBER 31,
                                                                                        1998
                                                                                  ----------------
         ASSETS
             Land held for development..........................................  $     20,407,694
             Cash and cash equivalents..........................................            52,111
                                                                                  ----------------

                   Total........................................................  $     20,459,805
                                                                                  ================

         LIABILITIES AND MEMBERS' CAPITAL
             Accounts payable and accrued liabilities...........................  $        334,669
                                                                                  ----------------

                   Total liabilities............................................           334,669
                                                                                  ----------------

         MEMBERS' CAPITAL
             Preferred capital (liquidation preference of $10,000,068)..........        10,000,068
             Capital............................................................        10,125,068
                                                                                  ----------------

                   Total members' capital.......................................        20,125,136
                                                                                  ----------------

                   Total liabilities and members' capital.......................  $     20,459,805
                                                                                  ================



OTAY LAND COMPANY, LLC
STATEMENT OF OPERATIONS
- --------------------------------------------------------------------------------
                                                          PERIOD FROM INCEPTION
                                                            (OCTOBER 14, 1998)
                                                           TO DECEMBER 31, 1998
                                                          ---------------------

OPERATING EXPENSES
    General and administrative expenses..................       $   (10,883)
                                                                ------------

          Loss from operations...........................           (10,883)

OTHER INCOME
    Interest income......................................            11,019
                                                                -----------

          Net income.....................................       $       136
                                                                ===========



OTAY LAND COMPANY, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE PERIOD FROM INCEPTION (OCTOBER 14, 1998) TO DECEMBER 31, 1998
- --------------------------------------------------------------------------------

                                                                   PREFERRED
                                                                    CAPITAL                  CAPITAL                  TOTAL
                                                               ----------------         ----------------         ----------------

 Preferred capital contribution...........................     $     10,000,000                                  $     10,000,000

 Capital contribution.....................................                              $     10,125,000               10,125,000

 Net income for the period from inception
     (October 14, 1998)
     to December 31, 1998.................................                   68                       68                      136
                                                               ----------------         ----------------         ----------------

           Total members' capital.........................     $     10,000,068         $     10,125,068         $     20,125,136
                                                               ================         ================         ================




OTAY LAND COMPANY, LLC
STATEMENT OF CASH FLOWS
- --------------------------------------------------------------------------------
                                                                                                           PERIOD FROM INCEPTION
                                                                                                             (OCTOBER 14, 1998)
                                                                                                            TO DECEMBER 31, 1998
                                                                                                           ---------------------
             Cash flows from operating activities:
                 Net income.......................................................................             $            136
                 Adjustments to reconcile net income to net cash used in
                    operating activities:
                       Changes in operating assets and liabilities:
                          Land held for development...............................................                  (20,407,694)
                          Accounts payable and accrued liabilities................................                      334,669
                                                                                                               ----------------

                              Net cash used in operating activities...............................                  (20,072,889)
                                                                                                               -----------------

             Cash flows from financing activities:
                 Preferred capital contribution...................................................                   10,000,000
                 Capital contribution.............................................................                   10,125,000
                                                                                                               ----------------

                              Net cash provided by financing activities...........................                   20,125,000
                                                                                                               ----------------

             Net increase in cash and cash equivalents............................................                       52,111

             Cash and cash equivalents, at inception (October 14, 1998)...........................                            -
                                                                                                               ----------------

             Cash and cash equivalents, December 31, 1998.........................................             $         52,111
                                                                                                               ================


OTAY LAND COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           BASIS OF PRESENTATION AND ORGANIZATION

           Otay Land Company, LLC (the "Company") is a limited liability company that was organized in October 1998 under terms of a Limited Liability Company Agreement (the "Agreement"). The two Members of the Company are HomeFed Corporation ("HomeFed") and Leucadia National Corporation ("LNC"). The Company is engaged in the investment in and development of master-planned communities in Southern California.

           LAND HELD FOR DEVELOPMENT

           Land held for development is carried at the lower of cost or fair value less costs to sell. The cost of land held for development includes all expenditures incurred in connection with the acquisition and development of the property, including interest and property taxes, while the properties are being actively developed.

           CASH AND CASH EQUIVALENTS

           Cash and cash equivalents include short-term, highly liquid investments that are readily convertible to cash.

           ESTIMATES

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           PROVISIONS FOR LOSSES ON REAL ESTATE INVESTMENTS

           Management periodically assesses the recoverability of its real estate investments by comparing the carrying amount of the investments with their fair value less costs to sell. The process involved in the determination of fair value requires estimates as to future events and market conditions. This estimation process assumes the Company has the ability to complete development and dispose of its real estate properties in the ordinary course of business based on management's present plans and intentions. When management determines that the carrying value of specific real estate investments should be reduced to properly record these assets at fair value less costs to sell, the write-down is recorded as a charge to current period operations.

OTAY LAND COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS (continued)
- ----------------------------

1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

           INCOME TAXES

           The Company is not subject to income taxes; the individual members are required to report their distributive share of the Company's realized income, gain, loss, deductions or credits on their respective income tax returns.

2.         MEMBERS' CAPITAL

           Each member of the Company contributed capital in order to gain an interest in the Company. The two types of capital outlined in the Agreement include ordinary capital and preferred capital, which are held by HomeFed and LNC, respectively. As holder of the preferred capital, LNC is entitled to the following distribution of profits, in order of priority:

           1. An annual minimum cumulative preferred return of 10% on all preferred capital, of which there is $208,000 in arrears as of December 31, 1998;

           2. An annual minimum cumulative preferred return of 2% on all preferred capital, provided that this shall be payable to LNC only out of and to the extent of profits;

           3.        To repay all of the preferred capital provided by LNC;

           4.        Any remaining funds will be distributed to HomeFed.

           According to the terms of the Agreement, the Manager of the Company shall be selected by the unanimous vote of the Members; however, as long as LNC holds preferred capital, LNC shall select the Manager. In addition, as long as LNC holds preferred capital, only LNC may remove the Manager of the Company. Currently, LNC has selected HomeFed to be the Manager of the Company. The officers of the Company are to be elected by a unanimous vote of the members; however, as long as LNC holds preferred capital, it shall select the officers of the Company.



OTAY LAND COMPANY, LLC
BALANCE SHEETS
JUNE 30, 1999 AND DECEMBER 31, 1998
- --------------------------------------------------------------------------------

                                                                             JUNE 30,               DECEMBER 31,
                                                                               1999                     1998
                                                                      -----------------------   ----------------------
                                                                           (UNAUDITED)
ASSETS
    Land held for development                                                    $20,802,977              $20,407,694
    Cash and cash equivalents                                                         42,861                   52,111
                                                                      -----------------------   ----------------------

          Total assets                                                           $20,845,838              $20,459,805
                                                                      =======================   ======================

LIABILITIES AND MEMBERS' CAPITAL
    Accounts payable and accrued liabilities                                       $  18,325                $ 334,669
                                                                      -----------------------   ----------------------

          Total liabilities                                                           18,325                  334,669
                                                                      -----------------------   ----------------------

Members' Capital:
    Preferred capital (liquidation preference of $10,708,068)                     10,000,068               10,000,068
    Capital                                                                       10,827,445               10,125,068
                                                                      -----------------------   ----------------------

          Total members' capital                                                  20,827,513               20,125,136
                                                                      -----------------------   ----------------------


          Total liabilities and members' capital                                 $20,845,838              $20,459,805
                                                                      =======================   ======================




OTAY LAND COMPANY, LLC
STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED JUNE 30, 1999
(UNAUDITED)
- --------------------------------------------------------------------------------

                                                        FOR THE THREE                  FOR THE SIX
                                                         MONTHS ENDED                  MONTHS ENDED
                                                           JUNE 30,                      JUNE 30,
                                                             1999                          1999
                                                    -----------------------       -----------------------

OPERATING EXPENSES
    General and administrative expenses                        $  (16,061)                   $  (23,501)
                                                    -----------------------       -----------------------

          Loss from operations                                    (16,061)                      (23,501)

OTHER INCOME
    Interest income                                                    383                           878
                                                    -----------------------       -----------------------

          Net loss                                             $  (15,678)                   $  (22,623)
                                                    =======================       =======================





OTAY LAND COMPANY, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE SIX MONTHS ENDED JUNE 30, 1999
(UNAUDITED)
- --------------------------------------------------------------------------------

                                              PREFERRED
                                               CAPITAL                CAPITAL                  TOTAL
                                         --------------------   --------------------   ----------------------

BALANCE, JANUARY 1, 1999                         $10,000,068            $10,125,068              $20,125,136

Capital contribution                                                        725,000                  725,000

Net loss                                                                   (22,623)                 (22,623)
                                         --------------------   --------------------   ----------------------

BALANCE, JUNE 30, 1999                           $10,000,068            $10,827,445              $20,827,513
                                         ====================   ====================   ======================




OTAY LAND COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 1999
(UNAUDITED)
- --------------------------------------------------------------------------------

                                                                                     FOR THE SIX
                                                                                    MONTHS ENDED
                                                                                      JUNE 30,
                                                                                        1999
                                                                               ------------------------

Cash flows from operating activities:
    Net loss                                                                              $   (22,623)
    Adjustments to reconcile net loss to net cash used in
     operating activities:
       Changes in operating assets and liabilities:
          Land held for development                                                          (395,283)
          Accounts payable and accrued liabilities                                           (316,344)
                                                                               ------------------------

            Net cash used in operating activities                                            (734,250)
                                                                               ------------------------

Cash flows from financing activities:
    Capital contribution                                                                       725,000
                                                                               ------------------------

            Net cash provided by financing activities                                          725,000
                                                                               ------------------------

Net decrease in cash and cash equivalents                                                      (9,250)

Cash and cash equivalents, January 1, 1999                                                      52,111
                                                                               ------------------------

Cash and cash equivalents, June 30, 1999                                                    $   42,861
                                                                               ========================


OTAY LAND COMPANY, LLC
NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)
- --------------------------------------------------------------------------------

1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           BASIS OF PRESENTATION AND ORGANIZATION

           Otay Land Company, LLC (the "Company") is a limited liability company that was organized in October 1998 under terms of a Limited Liability Company Agreement, as amended (the "Agreement"). The two members of the Company are HomeFed Corporation ("HomeFed") and Leucadia National Corporation ("LNC"). HomeFed serves as manager of the Company and may only be removed for cause. The Company is engaged in the investment in and development of master-planned communities in Southern California.

           The unaudited interim financial statements, which reflect all adjustments (consisting only of normal recurring items) that management believes are necessary to present fairly the financial position, results of operations and cash flows, should be read in conjunction with the audited financial statements for the Company for the year ended December 31, 1998. Results of operations for interim periods are not necessarily indicative of annual results of operations. The balance sheet at December 31, 1998 was derived from the Company's audited financial statements, and does not include all disclosures required by generally accepted accounting principles for annual financial statements.

           LAND HELD FOR DEVELOPMENT

           Land held for development is carried at the lower of cost or fair value less costs to sell. The cost of land held for development includes all expenditures incurred in connection with the acquisition and development of the property, including interest and property taxes, while the properties are being actively developed.

           CASH AND CASH EQUIVALENTS

           Cash and cash equivalents include short-term, highly liquid investments that are readily convertible to cash.

           ESTIMATES

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OTAY LAND COMPANY, LLC
NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)
- --------------------------------------------------------------------------------

1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

           PROVISIONS FOR LOSSES ON REAL ESTATE INVESTMENTS

           Management periodically assesses the recoverability of its real estate investments by comparing the carrying amount of the investments with their fair value less costs to sell. The process involved in the determination of fair value requires estimates as to future events and market conditions. This estimation process assumes the Company has the ability to complete development and dispose of its real estate properties in the ordinary course of business based on management's present plans and intentions. When management determines that the carrying value of specific real estate investments should be reduced to properly record these assets at fair value less costs to sell, the write-down is recorded as a charge to current period operations.

           INCOME TAXES

           The Company is not subject to income taxes; the individual members are required to report their distributive share of the Company's realized income, gain, loss, deductions or credits on their respective income tax returns.

2.         MEMBERS' CAPITAL

           Each member of the Company contributed capital in order to gain an interest in the Company. The two types of capital outlined in the Agreement include ordinary capital and preferred capital, which are held by HomeFed and LNC, respectively. As holder of the preferred capital, LNC is entitled to the following distribution of profits, in order of priority:

                      1. An annual minimum cumulative preferred return of 10% on all preferred capital, of which there is $708,000 in arrears as of June 30, 1999;

                      2. An annual minimum cumulative preferred return of 2% on all preferred capital, provided that this shall be payable to LNC only out of and to the extent of profits;

                      3. To repay all of the preferred capital provided by LNC;

                      4. Any remaining funds will be distributed to HomeFed.

                               HOMEFED CORPORATION


                                50,675,812 SHARES

                                  COMMON STOCK











                                 ---------------


                                   PROSPECTUS

                                 ---------------








                                            , 1999

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

           The following table sets forth the expenses payable by the registrant in connection with this registration statement. All such expenses are estimates, other than the filing fees payable to the SEC:


           SEC registration fee                           $              7,044
           Printing                                                     15,000
           Accounting fees and expenses                                 12,000
           Legal fees and expenses                                     135,000
           Miscellaneous                                                 2,956
                                                          --------------------
           Total                                          $            172,000
                                                          ====================


All amounts except the SEC registration fee are estimated.




ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

           The Registrant is a Delaware corporation. Subsection (b) (7) of
Section 102 of the Delaware General Corporation Law (the "DGCL") enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or
(iv) for any transaction from which a director derived an improper personal benefit. Article 8 of the Restated Certificate of Incorporation of the Registrant (the "Restated Certificate") provides that, to the fullest extent permitted by the DGCL, no director of the Registrant shall be personally liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director.

           Article 9 of the Restated Certificate provides for the indemnification of directors and officers to the extent permitted by the DGCL. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director of officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director of officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer has no reasonable cause to believe his conduct was unlawful.

           Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses

(including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director of officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all of the circumstances of the case, such director of officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

           Section 145 further provides that (i) to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; and (ii) indemnification and advancement of expenses provided for, by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. In addition, Section 145 empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

ITEM 16. EXHIBITS

Exhibit
Number                               Description
- ------                               -----------


2.1 Amended Disclosure Statement to HomeFed's Fourth Amended Plan of Reorganization Dated July 15, 1994 (incorporated by reference to
           Exhibit 2.1 to HomeFed's current report on Form 8-K dated June 14,
           1995).

2.2 HomeFed's Fourth Amended Plan of Reorganization Dated July 15, 1994 (incorporated by reference to Exhibit 2.2 to HomeFed's current report on Form 8-K dated June 14, 1995).

2.3 Order Modifying and Confirming HomeFed's Fourth Amended Plan of Reorganization Dated July 15, 1994 (incorporated by reference to
           Exhibit 2.3 to HomeFed's current report on Form 8-K dated June 14,
           1995).

3.1 Restated Certificate of Incorporation, as restated July 3, 1995 of HomeFed (incorporated by reference to Exhibit 3.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
           1995).

3.2 By-laws of HomeFed as amended through November 10, 1995 (incorporated by reference to Exhibit 3.2 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1995).


5 Opinion of Weil, Gotshal & Manges LLP as to the validity of the securities offered hereby.


10.1 Paradise Valley Unit 1 First Closing Purchase Agreement and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
           1996).

10.2 Paradise Valley Unit 2 First Closing Purchase Agreement and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.2 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
           1996).

10.3 Paradise Valley Unit 1 Second Closing Purchase Agreement and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.3 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
           1996).

10.4 Paradise Valley Unit 2 Second Closing Purchase Agreement and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.4 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
           1996).

10.5 Paradise Valley Unit 3 Option to Purchase Real Property and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.5 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
           1996).

Exhibit
Number                               Description
- ------                               -----------

10.6 Paradise Valley Unit 4 Option to Purchase Real Property and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.6 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
           1996).

10.7 Real Estate Purchase Agreement and Escrow Instructions between Southfork Partnership and Northfork Communities (incorporated by reference to Exhibit 10.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended June 30, 1998).

10.8 Amended and Restated Loan Agreement between HomeFed and Leucadia, dated as of August 14, 1998 (incorporated by reference to Exhibit
           10.2 to HomeFed's current report on Form 8-K dated August 14, 1998).

10.9 Development Management Agreement between HomeFed and Provence Hills Development Company, LLC, dated as of August 14, 1998 (incorporated by reference to Exhibit 10.3 to HomeFed's current report on Form 8-K dated August 14, 1998).

10.10 Stock Purchase Agreement between HomeFed and Leucadia, dated as of August 14, 1998 (incorporated by reference to Exhibit 10.1 to HomeFed's current report on Form 8-K dated August 14, 1998).

10.11 Amended and Restated Limited Liability Company Agreement of Otay Land Company, LLC, dated as of October 14, 1998, between HomeFed and Leucadia National Corporation (incorporated by reference to Exhibit
           10.12 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1998).

10.12 Stock Purchase Agreement, dated as of October 20, 1998, between HomeFed and Leucadia (incorporated by reference to Exhibit 10.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1998).

10.13 Administrative Services Agreement, dated as of March 1, 1999 between Leucadia Financial, HomeFed, HomeFed Resources Corporation and HomeFed Communities, Inc. (incorporated by reference to Exhibit 10.14 to HomeFed's annual report on Form 10-K for the year ended December 31, 1998).

10.14 Amended and Restated Limited Liability Company Agreement of Otay Land Company, LLC, dated as of March 31, 1999, among HomeFed and Leucadia National Corporation (incorporated by reference to Exhibit 10.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended March 31, 1999).


10.15 Purchase and Sale Agreement and Joint Escrow Instructions, dated as of September 30, 1998, by and between Paradise Valley Communities No. 1 and Richmond American Homes of California, Inc.*


10.16 Amended and Restated Limited Liability Company Agreement of Otay Land Company, LLC, dated as of September 20, 1999, among HomeFed and Leucadia National Corporation.*

10.17 Transitional Management Agreement, dated as of August 14, 1998, by and between HomeFed and Accretive Investments, LLC.*



23.1       Consent of PricewaterhouseCoopers LLP.


- ------------------------
*  Previously filed.

Exhibit
Number                               Description
- ------                               -----------



23.2 Consent of Weil, Gotshal & Manges LLP (included in the opinion to be filed as Exhibit 5 to this Registration Statement).


24         Power of Attorney.*

99 Trust Agreement, dated August 14, 1998, between Leucadia National Corporation for the benefit of its shareholders, and Joseph A. Orlando, as Trustee.*

- ------------------------
*  Previously filed.

ITEM 17.  UNDERTAKINGS

The undersigned Registrant hereby undertakes that:

           The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



           Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on this 29th day of September, 1999.


                             HOMEFED CORPORATION

                             By: /s/ CORINNE A. MAKI
                                 --------------------------------------
                                       Corinne A. Maki
                                   Secretary and Treasurer


           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the date set forth above.

                SIGNATURE                                             TITLE                                         DATE
                ---------                                             -----                                         ----

                    *                                  Chairman of the Board and Director                    September 29, 1999
- ---------------------------------------
           (Timothy Considine)

                    *                                  President and Director                                September 29, 1999
- ---------------------------------------                (Principal Executive Officer)
            (Paul J. Borden)

            /s/ CORINNE A. MAKI                        Secretary and Treasurer                               September 29, 1999
- ---------------------------------------                (Principal Financial and Accounting Officer)
            (Corinne A. Maki)

                    *                                  Director                                              September 29, 1999
- --------------------------------------
          (Patrick D. Bienvenue)

                    *                                  Director                                              September 29, 1999
- ---------------------------------------
            (Ian M. Cumming)

                    *                                  Director                                              September 29, 1999
- ---------------------------------------
           (Michael A. Lobatz)

                    *                                  Director                                              September 29, 1999
- ---------------------------------------
          (Joseph S. Steinberg)

*  By: /s/ CORINNE A. MAKI
       ---------------------------------
          (Corinne A. Maki)
          (Attorney-in-Fact)



                                  EXHIBIT INDEX

Exhibit
Number                            Description
- ------                            -----------

2.1 Amended Disclosure Statement to HomeFed's Fourth Amended Plan of Reorganization Dated July 15, 1994 (incorporated by reference to
           Exhibit 2.1 to HomeFed's current report on Form 8-K dated June 14,
           1995).

2.2 HomeFed's Fourth Amended Plan of Reorganization Dated July 15, 1994 (incorporated by reference to Exhibit 2.2 to HomeFed's current report on Form 8-K dated June 14, 1995).

2.3 Order Modifying and Confirming HomeFed's Fourth Amended Plan of Reorganization Dated July 15, 1994 (incorporated by reference to
           Exhibit 2.3 to HomeFed's current report on Form 8-K dated June 14,
           1995).

3.1 Restated Certificate of Incorporation, as restated July 3, 1995 of HomeFed (incorporated by reference to Exhibit 3.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
           1995).

3.2 By-laws of HomeFed as amended through November 10, 1995 (incorporated by reference to Exhibit 3.2 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1995).


5 Opinion of Weil, Gotshal & Manges LLP as to the validity of the securities offered hereby.


10.1 Paradise Valley Unit 1 First Closing Purchase Agreement and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
           1996).

10.2 Paradise Valley Unit 2 First Closing Purchase Agreement and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.2 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
           1996).

10.3 Paradise Valley Unit 1 Second Closing Purchase Agreement and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.3 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
           1996).

10.4 Paradise Valley Unit 2 Second Closing Purchase Agreement and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.4 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
           1996).

10.5 Paradise Valley Unit 3 Option to Purchase Real Property and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.5 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
           1996).

Exhibit
Number                            Description
- ------                            -----------


10.6 Paradise Valley Unit 4 Option to Purchase Real Property and Escrow Instructions, dated October 3, 1996, between Paradise Valley Communities No. 1 and The Forecast Group (Registered Trade Name), L.P. (incorporated by reference to Exhibit 10.6 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30,
           1996).

10.7 Real Estate Purchase Agreement and Escrow Instructions between Southfork Partnership and Northfork Communities (incorporated by reference to Exhibit 10.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended June 30, 1998).

10.8 Amended and Restated Loan Agreement between HomeFed and Leucadia, dated as of August 14, 1998 (incorporated by reference to Exhibit
           10.2 to HomeFed's current report on Form 8-K dated August 14, 1998).

10.9 Development Management Agreement between HomeFed and Provence Hills Development Company, LLC, dated as of August 14, 1998 (incorporated by reference to Exhibit 10.3 to HomeFed's current report on Form 8-K dated August 14, 1998).

10.10 Stock Purchase Agreement between HomeFed and Leucadia, dated as of August 14, 1998 (incorporated by reference to Exhibit 10.1 to HomeFed's current report on Form 8-K dated August 14, 1998).

10.11 Amended and Restated Limited Liability Company Agreement of Otay Land Company, LLC, dated as of October 14, 1998, between HomeFed and Leucadia National Corporation (incorporated by reference to Exhibit
           10.12 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1998).

10.12 Stock Purchase Agreement, dated as of October 20, 1998, between HomeFed and Leucadia (incorporated by reference to Exhibit 10.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended September 30, 1998).

10.13 Administrative Services Agreement, dated as of March 1, 1999 between Leucadia Financial, HomeFed, HomeFed Resources Corporation and HomeFed Communities, Inc. (incorporated by reference to Exhibit 10.14 to HomeFed's annual report on Form 10-K for the year ended December 31, 1998).

10.14 Amended and Restated Limited Liability Company Agreement of Otay Land Company, LLC, dated as of March 31, 1999, among HomeFed and Leucadia National Corporation (incorporated by reference to Exhibit 10.1 to HomeFed's quarterly report on Form 10-Q for the quarter ended March 31, 1999).


10.15 Purchase and Sale Agreement and Joint Escrow Instructions, dated as of September 30, 1998, by and between Paradise Valley Communities No. 1 and Richmond American Homes of California, Inc.*


10.16 Amended and Restated Limited Liability Company Agreement of Otay Land Company, LLC, dated as of September 20, 1999, among HomeFed and Leucadia National Corporation.*

10.17 Transitional Management Agreement, dated as of August 14, 1998, by and between HomeFed and Accretive Investments, LLC.*



23.1       Consent of PricewaterhouseCoopers LLP.


- ------------------------
*  Previously filed.

Exhibit
Number                            Description
- ------                            -----------



23.2 Consent of Weil, Gotshal & Manges LLP (included in the opinion to be filed as Exhibit 5 to this Registration Statement).


24         Power of Attorney.*

99 Trust Agreement, dated August 14, 1998, between Leucadia National Corporation for the benefit of its shareholders, and Joseph A. Orlando, as Trustee.*

- ------------------------
*  Previously filed.